As Filed With The Securities and Exchange Commission on September 4, 2001

                                                             File Nos. 333-63730
                                                                        811-4865

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

      Pre-Effective Amendment No. 1             |X|
      Post-Effective Amendment No.              |_|

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

      Amendment No. 33                          |X|

                        (Check appropriate box or boxes.)

                               VARIABLE ACCOUNT A
                           (Exact Name of Registrant)

            American International Life Assurance Company of New York
                               (Name of Depositor)

                       80 Pine Street, New York, NY 10005
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (302) 594-2978
               (Depositor's Telephone Number, including Area Code)

                             Kenneth D. Walma, Esq.
                           AIG Life Insurance Company
                                 One Alico Plaza
                           Wilmington, Delaware 19899
                     (Name and Address of Agent for Service)

      Copies to:

      Michael Berenson, Esq.       and Ernest T. Patrikis, Esq.
      Morgan, Lewis & Bockius LLP      Senior Vice President and General Counsel
      1800 M Street                    American International Group, Inc.
      Washington, DC 20036-5869        70 Pine Street
                                       New York, NY  10270

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

It is proposed that this filing will become effective (check appropriate box)

|_|   immediately upon filing pursuant to paragraph (b) of Rule 485

|_|   on May 1, 2001 pursuant to paragraph (b) of Rule 485

|_|   60 days after filing pursuant to paragraph (a)(i) of Rule 485

|_|   on ______ pursuant to paragraph (a)(i) of Rule 485

|_|   on ______ pursuant to paragraph (a)(ii) of Rule 485

If appropriate, check the following box:

|_| This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Flexible Premium Deferred Variable Annuity Contract.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that his registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

                                     PART A

                      OVATION PLUS VARIABLE ANNUITY PROFILE

This profile is a summary of some of the more important points that you should know and consider before purchasing a variable annuity. The variable annuity is more fully described in the accompanying prospectus. The sections in this summary correspond to sections in the prospectus that discuss the topics in more detail. All capitalized terms are used as defined in the prospectus. Please read the prospectus carefully.

                               ____________, 2001

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1. OVATION PLUS VARIABLE ANNUITY
================================================================================

This variable annuity contract is between you and American International Life Assurance Company of New York. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as providing retirement income. Tax deferral means all your money, including the amount you would otherwise pay in current income taxes, remains in your contract to generate more earnings.

This contract offers a choice of investment options. You may divide your money among any or all of the 19 variable investment options provided by Alliance Capital Management L.P. and the fixed investment option. Your investment is not guaranteed. The value of your contract can fluctuate up or down based on the performance of the underlying investments you select and you may experience a loss.

The variable investment portfolios offer professionally managed investment choices with goals ranging from capital preservation to aggressive growth. Your choices for the various investment options are listed later in this profile.

Like most deferred annuities, the contract has an accumulation phase and an income phase. During the accumulation phase, you invest money in your contract. Your earnings are based on the investment performance of the variable investment portfolios to which your money is allocated and/or the interest rate earned on the fixed investment option. You may withdraw money from your contract during the accumulation phase. However, as with other tax-deferred investments, you will pay taxes on earnings and untaxed contributions when you withdraw them. A tax penalty may apply if you make withdrawals before age 59 1/2. The income phase begins with the Annuity Date that you select. During the income phase, you, or another person you select as the Annuitant, will receive payments from your annuity. Your payments may be fixed in dollar amount, vary with investment performance or a combination of both, depending on where you allocate your money. Among other factors, the amount of money you are able to accumulate in your contract during the accumulation phase will determine the amount of your payments during the income phase.

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2. ANNUITY OPTIONS
================================================================================

You can select one of the annuity options listed below:

      (1)   payments for the Annuitant's lifetime;
      (2) payments for the Annuitant's lifetime, but for not less than 10 years; and

      (3)   payments for the lifetime of the survivor of two Annuitants.

We may offer other annuity options, subject to our discretion.

You will need to decide if you want your payments to fluctuate with investment performance, remain constant or to reflect a combination of the two. You will also select the date on which payments will begin. Once we begin making payments, you cannot change your annuity option. If your contract is part of a non-qualified retirement plan (one that is established with after tax dollars), payments during the income phase are considered partly a return of your original investment. The "original investment" part of each payment is not taxable as income. For contracts that are part of a qualified retirement plan using before tax dollars, the entire payment is taxable as income.

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3. PURCHASING A VARIABLE ANNUITY CONTRACT
================================================================================

You can buy a contract through your financial representative, who can also help you complete the proper forms. The minimum initial investment is $50,000. Additional amounts of $1,000 or more may be added to your contract at any time during the accumulation phase. You can pay additional premium of $100 or more per month by enrolling in an automatic investment plan.

We will add a credit to your Contract Value for each premium payment you make equal to a maximum of 4% of that premium payment. We call this a Premium Enhancement and fund it from our general account. A Premium Enhancement is not a premium payment or considered part of your premium payment under the contract. At our discretion we may discontinue offering Premium Enhancements on additional premium payments.

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4. INVESTMENT OPTIONS
================================================================================

You may allocate money to the following variable investment portfolios of Alliance Variable Products Series Fund, Inc.

Alliance Variable Products Series Fund, Inc.
(managed by Alliance Capital Management L.P.)

Global Bond Portfolio
Global Dollar Government Portfolio
Growth Portfolio (Class B)
Growth and Income Portfolio (Class B)
High-Yield Portfolio
International Portfolio
AllianceBernstein International Value Portfolio
Money Market Portfolio (Class B)
North American Government Income Portfolio
Premier Growth Portfolio (Class B)
Quasar Portfolio AllianceBernstein Real Estate Investment Portfolio

AllianceBernstein Small Cap Value Portfolio
Technology Portfolio (Class B)
Total Return Portfolio
U.S. Government/High Grade Securities Portfolio
AllianceBernstein Utility Income Portfolio
AllianceBernstein Value Portfolio
Worldwide Privatization Portfolio

The fixed investment option is part of our general account. The interest rate may differ from time to time but we will never credit less than a 3% annual effective rate. Once established, the rate will not change during the selected period. You may also elect to participate in the dollar cost averaging program.

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5. EXPENSES
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We deduct insurance charges from your Contract Value on a daily basis equal to 1.60% annually of the average daily value of your contract allocated to the variable investment options. The insurance charges include a mortality and expense risk charge of 1.25%, an administrative charge of 0.15%, and a distribution charge of 0.20%.

If you select an optional death benefit, we will calculate and deduct a charge against the assets in the variable account. For the annual ratchet plan the charge is equal to 0.10% annually.

As with other professionally managed investments, there are also investment charges imposed on contracts with money allocated to the variable investment options. These charges include management fees and other operating expenses and are estimated to range from 0.87% to 1.31%.

If you take money out in excess of the free withdrawal amount permitted by your contract, you may be assessed a surrender charge as a percentage of the premium you withdraw. The percentage declines over a seven-year period as follows:

--------------------------------------------------------------------------------
Premium Year           1      2       3      4      5      6      7  Thereafter
-------------------------------------------------------------------------------
Surrender Charge      6%      6%     5%     5%     4%     3%      2%    None
--------------------------------------------------------------------------------

Each year you are allowed to make 12 transfers without charge. After your first 12 transfers, a $10 transfer fee will apply to each subsequent transfer.

You may also be assessed a premium tax of up to 3.5% depending upon the state where you reside.

The following chart is designed to help you understand the charges under your contract. The column "Total Annual Insurance Charges" reflects maximum insurance charges of 1.70%, including the optional benefit charge. The column "Total Annual Portfolio Charges" shows portfolio charges for each variable portfolio after waivers and/or reimbursements by Alliance Capital Management L.P. for the year ended December 31, 2000. The third column is the total of all annual charges. The fourth and fifth columns show two examples of the charges you would pay under the contract. The examples assume that you invest $1,000 in a contract that earns 5% annually and that you withdraw your money (1) at the end of year 1 and (2) at the end of year 10. The premium tax is assumed to be 0% in both examples.

                                                        Total         Total                        Total           Total
                                                       Annual        Annual          Total       Expenses        Expenses
                                                      Insurance     Portfolio        Annual    at the end of   at the end of
                                                       Charges       Charges         Charges      1 Year          10 Years
Alliance Variable Products Series Fund, Inc.
Global Bond Portfolio                                   1.70%          1.02%          2.72%         $82            $305
Global Dollar Government Portfolio                      1.70%          0.95%          2.65%         $81            $298
Growth Portfolio (Class B)                              1.70%          1.08%          2.78%         $82            $311
Growth and Income Portfolio (Class B)                   1.70%          0.95%          2.65%         $81            $298
High-Yield Portfolio                                    1.70%          0.95%          2.65%         $81            $298
International Portfolio                                 1.70%          0.95%          2.65%         $81            $298
AllianceBernstein International Value Portfolio         1.70%          0.95%          2.65%         $81            $298
Money Market Portfolio (Class B)                        1.70%          0.95%          2.65%         $81            $298
North American Government Income Portfolio              1.70%          0.95%          2.65%         $81            $298
Premier Growth Portfolio (Class B)                      1.70%          1.30%          3.00%         $84            $332
Quasar Portfolio                                        1.70%          0.95%          2.65%         $81            $298
AllianceBernstein Real Estate Investment Portfolio      1.70%          0.95%          2.65%         $81            $298
AllianceBernstein Small Cap Value Portfolio             1.70%          0.95%          2.65%         $81            $298
Technology Portfolio  (Class B)                         1.70%          1.31%          3.01%         $84            $333
Total Return Portfolio                                  1.70%          0.87%          2.57%         $80            $290
U.S. Government/High Grade Securities Portfolio         1.70%          0.95%          2.65%         $81            $298
AllianceBernstein Utility Income Portfolio              1.70%          1.00%          2.70%         $81            $303
AllianceBernstein Value Portfolio                       1.70%          0.95%          2.65%         $81            $298
Worldwide Privatization Portfolio                       1.70%          0.95%          2.65%         $81            $298

For more detailed information, see "Fee Tables" in the prospectus.

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6. TAXES
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Unlike taxable investments where earnings are taxed in the year they are earned, taxes on amounts earned in a non-qualified contract (one that is established with after tax dollars) are deferred until they are withdrawn. In a qualified contract (one that is established with before tax dollars like an IRA), all amounts are taxable when they are withdrawn.

When you begin taking distributions or withdrawals from your contract, earnings are considered to be taken out first and will be taxed at your ordinary income rate. You may be subject to a 10% tax penalty for distributions or withdrawals before age 59 1/2.

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7. ACCESS TO YOUR MONEY
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You may withdraw free of a surrender charge an amount that is equal to the free withdrawal amount in your contract as of the date you make the withdrawal. Your free withdrawal amount is equal to the greater of (1) the Contract Value less premium paid or (2) 10% of premium paid less the amount of any prior surrender.

Withdrawals in excess of the free withdrawal amount will be assessed a surrender charge. Withdrawals may be made from your contract in the amount of $500 or more. If you make a withdrawal in an amount greater than your free withdrawal amount during the twenty-four month period following receipt of a Premium Enhancement, we will reduce the Premium Enhancement in the same proportion as the withdrawal bears to the Contract Value, less the Premium Enhancement, and deduct that amount from your Contract Value. This reduction does not apply to withdrawals you make as part of our systematic surrender program.

Under the systematic surrender program, you may withdraw money from your Contract Value on a systematic basis. Surrender charges are not imposed on withdrawals under this program. The minimum withdrawal amount under this program is $200 per withdrawal. You must have at least $24,000 in Contract Value to participate in the systematic surrender program.

There is no surrender charge on that portion of your money that you have invested in your contract for at least seven full years. Of course, you may have to pay income tax on any amount withdrawn and a 10% tax penalty may apply if you are under age 59 1/2.

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8. PERFORMANCE
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The following chart shows total returns for each variable investment option for each of the calendar years shown. These numbers reflect the maximum insurance charges, including the optional benefit charge, and the investment charges. Surrender charges are not reflected in the chart. If a surrender charge were reflected, the performance would be lower. Past performance is not a guarantee of future results.

                             SUMMARY OF PERFORMANCE

                                            2000      1999     1998       1997    1996     1995      1994    1993
                                            ----      ----     ----       ----    ----     ----      ----    ----
Global Bond Subaccount                      0.43%    (7.56%)   12.39%    (0.87%)   4.59%   22.88%   (6.69%) 10.27%
Global Dollar Government Subaccount        12.28%    24.18%   (22.94%)   11.52%   23.02%   21.15%     N/A     N/A
Growth Subaccount (Class B)               (19.07%)   32.46%    26.80%    28.07%   26.56%   33.23%     N/A     N/A
Growth and Income Subaccount (Class B)    (11.82%)    9.68%    19.07%    26.87%   22.22%   33.76%   (1.91%) 10.03%
High-Yield Subaccount                      (6.38%)   (4.37%)   (5.17%)     N/A      N/A      N/A      N/A     N/A
International Subaccount                  (21.17%)   38.15%    11.31%     1.75%    5.61%    8.20%    5.07%    N/A
AllianceBernstein International Value
  Subaccount                                 N/A       N/A       N/A       N/A      N/A      N/A      N/A     N/A
Money Market Subaccount (Class B)           3.98%     3.08%     3.38%     3.51%    3.09%    3.41%    1.61%    N/A
North American Government Income
  Subaccount                               10.63%     7.25%     2.48%     7.96%   17.15%   20.65%     N/A     N/A
Premier Growth Subaccount (Class B)       (18.08%)   30.34%    45.78%    31.86%   20.85%   43.17%   (4.76%)   N/A
Quasar Subaccount                          (7.59%)   15.31%    (5.96%)   16.81%     N/A      N/A      N/A     N/A
AllianceBernstein Real Estate Investment
  Subaccount                               24.74%    (6.57%)  (20.27%)     N/A      N/A      N/A      N/A     N/A
AllianceBernstein Small Cap Value
  Subaccount                                 N/A       N/A       N/A       N/A      N/A      N/A      N/A     N/A
Technology Subaccount (Class B)            22.90%    73.13%    61.37%     4.85%     N/A      N/A      N/A     N/A
Total Return Subaccount                    10.77%     4.91%    15.22%    19.29%   13.42%   21.82%     N/A     N/A
U.S. Government/High Grade Securities
  Subaccount                                9.34%    (3.95%)    6.57%     7.03%    0.97%   17.46%   (5.50%)   N/A
AllianceBernstein Utility Income
  Subaccount                                9.71%    17.60%    22.04%    23.83%    6.23%   19.64%     N/A     N/A
AllianceBernstein Value Subaccount           N/A       N/A       N/A       N/A      N/A      N/A      N/A     N/A
Worldwide Privatization Subaccount         (24.26%)  56.49%     9.15%     9.07%   16.72%    9.20%     N/A     N/A

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9. DEATH BENEFIT
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If you die during the accumulation phase, the surviving joint owner or, if none, the beneficiary will receive a death benefit. If no named beneficiary is living at the time a death benefit becomes payable, we will pay the death benefit to the last surviving owner's estate. Unless you indicate otherwise, we will pay the traditional death benefit. You may select from the death benefit options described below at the time you purchase your contract. Once we issue your contract, you cannot add death benefit options. You should discuss with your financial representative which option is best for you. Additional information is available in the prospectus.

Traditional Death Benefit

The traditional death benefit is equal to the greatest of:

(1) the Contract Value, less any Premium Enhancement paid during the twenty-four months prior to the date of death;

(2) the total of all premium paid, reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

(3) the greatest Contract Value at any seventh Contract Anniversary, less any Premium Enhancement paid during the twenty-four months prior to the date of death, reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premium paid subsequent to that Contract Anniversary.

The traditional death benefit will be paid if no other death benefit is selected.

Optional Death Benefit

There is a charge for the optional death benefit as described under "Expenses" above.

Annual Ratchet Plan. We will pay a death benefit equal to the greatest of:

(1) the Contract Value, less any Premium Enhancement paid during the twenty-four months prior to the date of death;

(2) the total of all premium paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

(3) the greatest Contract Value at any Contract Anniversary, less any Premium Enhancement paid during the twenty-four months prior to the date of death, reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premium paid subsequent to that Contract Anniversary.

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10. OTHER INFORMATION
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Right to Examine and Cancel: You may cancel your contract within ten days (or longer if your state requires a longer period) by mailing it to our Administrative Office. Your contract will be treated as void on the date we receive it and we will pay you an amount equal to the value of your contract less any Premium Enhancement (unless otherwise required by state law). Its value may be more or less than the money you initially invested.

Dollar Cost Averaging: If selected, this program allows you to invest in the portfolios gradually over time at a fixed dollar amount or a certain percentage each month. This type of investing will cover various market cycles. Your Contract Value must be at least $12,000 to elect this option.

Asset Rebalancing: If selected, this program seeks to keep your investment in line with your goals. We will maintain your specified allocation mix among the subaccounts that you selected. The Contract Value allocated to each subaccount will grow or decline in value at different rates during the quarter. Asset rebalancing automatically reallocates according to the allocation percentages you selected. Your Contract Value must be at least $12,000 to elect this option.

Systematic Surrender Program: If selected, this program allows you to receive monthly, quarterly, semiannual, or annual withdrawals during the accumulation phase. Of course, surrenders may be taxable and a 10% tax penalty may apply if you are under age 59 1/2. Your Contract Value must be at least $24,000 to elect this option. We will not reduce any Premium Enhancement as a result of a surrender under this program.

Confirmations and Quarterly Statements: You will receive a confirmation of each financial transaction within your contract. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your Contract Value.

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11. INQUIRIES
================================================================================

If you have questions about your contract or need to make changes, call your financial representative or contact us at:

American International Life Assurance Company of New York
c/o Delaware Valley Financial Services, Inc.
P.O. Box 3031
Berwyn, PA  19312-0031
1-800-255-8402

                                   PROSPECTUS

                          OVATION PLUS VARIABLE ANNUITY
                                    issued by
            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                                   through its
                               VARIABLE ACCOUNT A

This prospectus describes a variable annuity contract being offered to individuals and groups. It is a flexible premium, deferred annuity contract with a fixed investment option. Please read this prospectus carefully before investing and keep it for future reference.

The contract has twenty investment options to which you can allocate your money
- nineteen variable investment options listed below and one fixed investment option. The fixed investment option is part of our general account, which earns a minimum of 3% interest. The variable investment options are portfolios of the Alliance Variable Products Series Fund, Inc.

Alliance Variable Products Series Fund, Inc.
(managed by Alliance Capital Management L.P.)

Global Bond Portfolio
Global Dollar Government Portfolio
Growth Portfolio (Class B)
Growth and Income Portfolio (Class B)
High-Yield Portfolio
International Portfolio
AllianceBernstein International Value Portfolio
Money Market Portfolio (Class B)
North American Government Income Portfolio
Premier Growth Portfolio (Class B)
Quasar Portfolio
AllianceBernstein Real Estate Investment Portfolio
AllianceBernstein Small Cap Value Portfolio
Technology Portfolio (Class B)
Total Return Portfolio
U.S. Government/High Grade Securities Portfolio
AllianceBernstein Utility Income Portfolio
AllianceBernstein Value Portfolio
Worldwide Privatization Portfolio

We will add a credit to your Contract Value for each premium payment you make equal to a maximum of 4% of that premium payment. We call this a Premium Enhancement and fund it from our general account. Charges for a contract with a Premium Enhancement may be higher than those for a contract without a Premium Enhancement. Over time, the amount of a Premium Enhancement may be more than offset by the charges associated with the Premium Enhancement.

To learn more about the contract, you can obtain a copy of the Statement of Additional Information ("SAI") dated _________, 2001. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The table of contents of the SAI appears on the last page of this prospectus. For a free copy of the SAI, call us at (800) 255-8402 or write to us at American International Life Assurance Company of New York, Attention: Variable Products, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801.

In addition, the SEC maintains a website at http://www.sec.gov that contains the prospectus, SAI, materials incorporated by reference and other information that we have filed electronically with the SEC.

Variable annuities involve risks, including possible loss of principal. They are not a deposit of any bank or insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The SEC has not approved or disapproved of the contract or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                __________, 2001

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                                TABLE OF CONTENTS
================================================================================

DEFINITIONS...................................................................

FEE TABLES....................................................................

CONDENSED FINANCIAL INFORMATION...............................................

THE CONTRACT..................................................................

INVESTMENT OPTIONS............................................................

CHARGES AND DEDUCTIONS........................................................

ACCESS TO YOUR MONEY..........................................................

ANNUITY PAYMENTS..............................................................

DEATH BENEFIT.................................................................

PERFORMANCE...................................................................

TAXES.........................................................................

OTHER INFORMATION.............................................................

FINANCIAL STATEMENTS..........................................................

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION......................

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                                   DEFINITIONS
================================================================================

We have capitalized certain terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

Accumulation Unit - An accounting unit of measure used to calculate your Contract Value prior to the Annuity Date.

Administrative Office - The Annuity Service Office, c/o Delaware Valley Financial Services, Inc., P.O. Box 3031, Berwyn, Pennsylvania 19312-0031.

Annuitant - The person you designate to receive annuity payments and whose life determines the duration of annuity payments involving life contingencies. Certain annuity options under the contract may permit a Joint Annuitant.

Annuity Date - The date on which annuity payments begin.

Annuity Unit - An accounting unit of measure used to calculate annuity payments after the Annuity Date.

Contract Anniversary - An anniversary of the date we issued your contract.

Contract Value - The dollar value as of any Valuation Date of all amounts accumulated under your contract.

Contract Year - Each period of twelve months commencing with the date we issued your contract.

Premium Enhancement - The credit added to your Contract Value equal to a maximum of 4% of your premium payment. A Premium Enhancement is not a premium payment or considered part of your premium payment under the contract. It is funded by our general account. At our discretion we may discontinue offering Premium Enhancements on additional premium payments.

Premium Year - Any period of twelve months commencing with the date we receive a premium payment and ending on the same date in each succeeding twelve-month period thereafter.

Valuation Date - Each day that the New York Stock Exchange is open for trading.

Valuation Period - The period between the close of business on any Valuation Date and the close of business for the next succeeding Valuation Date.

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                                   FEE TABLES
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                           Owner Transaction Expenses

Sales Load.................................................................None

Surrender Charge (as a percentage of premium surrendered)
    Premium Year 1.........................................................  6%
    Premium Year 2.........................................................  6%
    Premium Year 3.........................................................  5%
    Premium Year 4.........................................................  5%
    Premium Year 5.........................................................  4%
    Premium Year 6.........................................................  3%
    Premium Year 7.........................................................  2%
    Thereafter.............................................................None

Transfer Fee
    First 12 Per Contract Year...........................................  None
    Thereafter...........................................................   $10

Standard Variable Account Annual Expenses (as a percentage of average account value)
    Mortality and Expense Risk Charge...................................  1.25%
    Administrative Charge...............................................  0.15%
    Distribution Charge.................................................  0.20%
                                                                          =====
    Total Standard Variable Account Annual Expenses.....................  1.60%

Optional Variable Account Annual Expenses (as a percentage of average account value)
    Annual Ratchet Plan.................................................  0.10%

                            Annual Portfolio Expenses
                           After Waivers/Reimbursement
                     (as a percentage of average net assets)

                                                                                            Total Annual
                                                         Management    Other        12b-1    Portfolio
                                                            Fees      Expenses      Fees     Expenses(1)
Alliance Variable Products Series Fund, Inc.

Global Bond Portfolio                                       0.65%       0.37%       0.00%       1.02%
Global Dollar Government Portfolio                          0.00%       0.95%       0.00%       0.95%
Growth Portfolio (Class B)                                  0.75%       0.08%       0.25%       1.08%
Growth and Income Portfolio (Class B)                       0.63%       0.07%       0.25%       0.95%
High-Yield Portfolio                                        0.56%       0.39%       0.00%       0.95%
International Portfolio                                     0.69%       0.26%       0.00%       0.95%
AllianceBernstein International Value Portfolio(2)          0.01%       0.94%       0.00%       0.95%
Money Market Portfolio (Class B)                            0.50%       0.20%       0.25%       0.95%
North American Government Income Portfolio                  0.57%       0.38%       0.00%       0.95%
Premier Growth Portfolio (Class B)                          1.00%       0.05%       0.25%       1.30%
Quasar Portfolio                                            0.81%       0.14%       0.00%       0.95%
AllianceBernstein Real Estate Investment Portfolio          0.18%       0.77%       0.00%       0.95%
AllianceBernstein Small Cap Value Portfolio(2)              0.04%       0.91%       0.00%       0.95%
Technology Portfolio (Class B)                              0.99%       0.07%       0.25%       1.31%
Total Return Portfolio                                      0.63%       0.24%       0.00%       0.87%
U.S. Government/High Grade Securities Portfolio             0.60%       0.35%       0.00%       0.95%
AllianceBernstein Utility Income Portfolio                  0.75%       0.25%       0.00%       1.00%
AllianceBernstein Value Portfolio(2)                        0.11%       0.84%       0.00%       0.95%
Worldwide Privatization Portfolio                           0.51%       0.44%       0.00%       0.95%

(1) Total annual expenses for the following portfolios before waivers and reimbursement by Alliance Capital Management L.P. for the year ended December 31, 2000, were as follows:

               Global Bond Portfolio............................. 1.06%
               Global Dollar Government Portfolio................ 2.42%
               High-Yield Portfolio.............................. 1.42%
               International Portfolio........................... 1.34%
               North American Government Income Portfolio........ 1.24%
               Quasar Portfolio.................................. 1.14%
               AllianceBernstein Real Estate Investment Portfolio 1.67%
               Technology Portfolio (Class B).................... 1.33%
               AllianceBernstein Utility Income Portfolio........ 1.04%
               Worldwide Privatization Portfolio................. 1.43%

(2) Expenses for these three portfolios are estimated for the current fiscal year. Total annual expenses before waivers and reimbursements by Alliance Capital Management L.P. for the current fiscal year are estimated to be as follows:

               AllianceBernstein International Value Portfolio... 1.94%
               AllianceBernstein Small Cap Value Portfolio....... 1.91%
               AllianceBernstein Value Portfolio................. 1.59%

Examples

You would pay the following maximum expenses on a $1,000 investment, assuming 5% growth:

                                                   If you surrender after:

                                                   1 Year   3 Years    5 Years   10 Years
                                                   ------   -------    -------   --------
Alliance Variable Products Series Fund, Inc.
Global Bond Portfolio                                $82      $129       $180      $305
Global Dollar Government Portfolio                   $81      $127       $177      $298
Growth Portfolio (Class B)                           $82      $131       $183      $311
Growth and Income Portfolio (Class B)                $81      $127       $177      $298
High-Yield Portfolio                                 $81      $127       $177      $298
International Portfolio                              $81      $127       $177      $298
AllianceBernstein International Value Portfolio      $81      $127       $177      $298
Money Market Portfolio (Class B)                     $81      $127       $177      $298
North American Government Income Portfolio           $81      $127       $177      $298
Premier Growth Portfolio (Class B)                   $84      $138       $194      $332
Quasar Portfolio                                     $81      $127       $177      $298
AllianceBernstein Real Estate Investment Portfolio   $81      $127       $177      $298
AllianceBernstein Small Cap Value Portfolio          $81      $127       $177      $298
Technology Portfolio (Class B)                       $84      $138       $194      $333
Total Return Portfolio                               $80      $125       $173      $290
U.S. Government/High Grade Securities Portfolio      $81      $127       $177      $298
AllianceBernstein Utility Income Portfolio           $81      $129       $179      $303
AllianceBernstein Value Portfolio                    $81      $127       $177      $298
Worldwide Privatization Portfolio                    $81      $127       $177      $298

                                                 If you annuitize or do not surrender after:

                                                   1 Year   3 Years    5 Years   10 Years
                                                   ------   -------    -------   --------
Alliance Variable Products Series Fund, Inc.
Global Bond Portfolio                                $28       $84       $144      $305
Global Dollar Government Portfolio                   $27       $82       $141      $298
Growth Portfolio (Class B)                           $28       $86       $147      $311
Growth and Income Portfolio (Class B)                $27       $82       $141      $298
High-Yield Portfolio                                 $27       $82       $141      $298
International Portfolio                              $27       $82       $141      $298
AllianceBernstein International Value Portfolio      $27       $82       $141      $298
Money Market Portfolio (Class B)                     $27       $82       $141      $298
North American Government Income Portfolio           $27       $82       $141      $298
Premier Growth Portfolio (Class B)                   $30       $93       $158      $332
Quasar Portfolio                                     $27       $82       $141      $298
AllianceBernstein Real Estate Investment Portfolio   $27       $82       $141      $298
AllianceBernstein Small Cap Value Portfolio          $27       $82       $141      $298
Technology Portfolio (Class B)                       $30       $93       $158      $333
Total Return Portfolio                               $26       $80       $137      $290
U.S. Government/High Grade Securities Portfolio      $27       $82       $141      $298
AllianceBernstein Utility Income Portfolio           $27       $84       $143      $303
AllianceBernstein Value Portfolio                    $27       $82       $141      $298
Worldwide Privatization Portfolio                    $27       $82       $141      $298

If you do not select the optional death benefit, you would pay the following expenses on a $1,000 investment, assuming 5% growth:

                                                   If you surrender after:

                                                   1 Year   3 Years    5 Years   10 Years
                                                   ------   -------    -------   --------
Alliance Variable Products Series Fund, Inc.
Global Bond Portfolio                                $81      $126       $175      $295
Global Dollar Government Portfolio                   $80      $124       $172      $289
Growth Portfolio (Class B)                           $81      $128       $178      $301
Growth and Income Portfolio (Class B)                $80      $124       $172      $289
High-Yield Portfolio                                 $80      $124       $172      $289
International Portfolio                              $80      $124       $172      $289
AllianceBernstein International Value Portfolio      $80      $124       $172      $289
Money Market Portfolio (Class B)                     $80      $124       $172      $289
North American Government Income Portfolio           $80      $124       $172      $289
Premier Growth Portfolio (Class B)                   $83      $135       $189      $322
Quasar Portfolio                                     $80      $124       $172      $289
AllianceBernstein Real Estate Investment Portfolio   $80      $124       $172      $289
AllianceBernstein Small Cap Value Portfolio          $80      $124       $172      $289
Technology Portfolio (Class B)                       $83      $135       $189      $323
Total Return Portfolio                               $79      $122       $168      $281
U.S. Government/High Grade Securities Portfolio      $80      $124       $172      $289
AllianceBernstein Utility Income Portfolio           $80      $126       $174      $293
AllianceBernstein Value Portfolio                    $80      $124       $172      $289
Worldwide Privatization Portfolio                    $80      $124       $172      $289

                                                 If you annuitize or do not surrender after:

                                                   1 Year   3 Years    5 Years   10 Years
                                                   ------   -------    -------   --------
Alliance Variable Products Series Fund, Inc.
Global Bond Portfolio                                $27      $81        $139      $295
Global Dollar Government Portfolio                   $26      $79        $136      $289
Growth Portfolio (Class B)                           $27      $83        $142      $301
Growth and Income Portfolio (Class B)                $26      $79        $136      $289
High-Yield Portfolio                                 $26      $79        $136      $289
International Portfolio                              $26      $79        $136      $289
AllianceBernstein International Value Portfolio      $26      $79        $136      $289
Money Market Portfolio (Class B)                     $26      $79        $136      $289
North American Government Income Portfolio           $26      $79        $136      $289
Premier Growth Portfolio (Class B)                   $29      $90        $153      $322
Quasar Portfolio                                     $26      $79        $136      $289
AllianceBernstein Real Estate Investment Portfolio   $26      $79        $136      $289
AllianceBernstein Small Cap Value Portfolio          $26      $79        $136      $289
Technology Portfolio (Class B)                       $29      $90        $153      $323
Total Return Portfolio                               $25      $77        $132      $281
U.S. Government/High Grade Securities Portfolio      $26      $79        $136      $289
AllianceBernstein Utility Income Portfolio           $26      $81        $138      $293
AllianceBernstein Value Portfolio                    $26      $79        $136      $289
Worldwide Privatization Portfolio                    $26      $79        $136      $289

The purpose of the tables and examples above is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The examples reflect expenses of the variable account and the portfolios, but do not reflect a deduction for premium taxes. The first set of examples assumes the maximum variable account charges in the amount of 1.70%, including the optional benefit charge. The second set of examples reflects expenses of the variable account in the amount of 1.60%, which does not include the optional benefit charge. The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

================================================================================
                         CONDENSED FINANCIAL INFORMATION
================================================================================

Historical accumulation unit values are not included because no contracts have been issued using the subaccounts described in the prospectus.

================================================================================
                                  THE CONTRACT
================================================================================

General Description

An annuity is a contract between you, as the owner, and a life insurance company. The contract provides tax deferral for your earnings, which means your earnings accumulate on a tax-deferred basis until you take money out of your contract. It also provides a death benefit and a guaranteed income in the form of annuity payments beginning on a date you select. Until you, or another person you select as the Annuitant, begin to receive annuity payments, your annuity is in the accumulation phase. The income phase starts when we begin making annuity payments. If you die during the accumulation phase, we guarantee a death benefit to the surviving joint owner, if applicable, or to your beneficiary.

The contract is called a variable annuity because you can allocate your money among variable investment options. Each subaccount of our variable account invests in shares of a corresponding portfolio of a mutual fund. Depending on market conditions, the various portfolios may make or lose money. If you allocate money to the portfolios, your Contract Value during the accumulation phase will depend on their investment performance. In addition, the amount of the variable annuity payments you may receive will depend on the investment performance of the portfolios you select for the income phase.

The contract also has a fixed investment option that is part of our general account. Premium you allocate to the fixed investment option will earn interest at a fixed rate that we set. We guarantee the interest rate will never be less than 3%. Your Contract Value in the general account during the accumulation phase will depend on the total interest we credit. During the income phase, each annuity payment you receive from the fixed portion of your contract will be for the same amount.

Purchasing a Contract

Premium is the money you give us as payment to buy the contract, as well as any additional money you give us to invest in the contract after you own it. The minimum initial investment for both qualified and non-qualified contracts is $50,000. You may add premium payments of $1,000 or more to your contract at any time during the accumulation phase. You can pay scheduled subsequent premium of $100 or more per month by enrolling in an automatic investment plan.

We may refuse any premium. In general, we will not issue a contract to anyone who is over age 80.

Allocation of Premium

When you purchase a contract, you will tell us how to allocate your initial premium among the investment options. We will allocate additional premium in the same way unless you tell us otherwise.

At the time of application, we must receive your initial premium at our Administrative Office before the contract will be effective. We will issue your contract and allocate your initial premium within two business days. If you do not give us all the necessary information we need to issue the contract, we will contact you to obtain it. If we are unable to complete this process within five business days, we will send your money back unless you allow us to keep it until we get all the necessary information.

Premium Enhancement

For each premium payment you make, we will add a Premium Enhancement to your contract equal to a maximum of 4% of that premium payment. We will allocate the Premium Enhancement pro rata among the investment options in the same proportion as the corresponding premium payment. We may discontinue offering a Premium Enhancement on additional premium payments at our discretion.

Premium Enhancements are not part of the amount refunded to you if you cancel your contract during the right to examine period. Premium Enhancements are not included in amounts payable as a death benefit or upon surrender during the first twenty-four months after receipt. If you make a partial surrender during the twenty-four month period following receipt of a Premium Enhancement, except as part of our systematic surrender program, we will reduce the Premium Enhancement in the same proportion and deduct it from your Contract Value.

Under certain circumstances, receipt of the Premium Enhancement may have a negative effect on the investment performance of the portion of your contract allocated to the variable investment options. If your Contract Value decreases due to market conditions during the twenty-four months after receipt of a Premium Enhancement and, during that time, you surrender your contract or you die, the amount payable will be lower than it would have been had you not received a Premium Enhancement. In the case of a partial surrender under those conditions and during that time, the Contract Value that remains after the partial surrender will be lower than it would have been had you not received a Premium Enhancement.

The contract has an additional .20% distribution charge that is not deducted as part of a similar contract we offer without a Premium Enhancement. This charge is additional revenue to us and we use it to recover our costs in providing the Premium Enhancement.

Right to Examine Contract

If you change your mind about owning this contract, you can cancel it within ten days after receiving it (or longer if required by state law) by mailing it back to our Administrative Office c/o Delaware Valley Financial Services, Inc., P.O. Box 3031, Berwyn, PA 19312-0031. You will receive your Contract Value, less any Premium Enhancement, as of the day we receive your request, which may be more or less than the money you initially invested.

In certain states or if you purchase your contract as an individual retirement annuity, we may be required to return your premium. If you cancel your contract during the right to examine period, we will return to you an amount equal to your premium payments less any partial surrender.

Accumulation Units

The value of an Accumulation Unit may go up or down from day to day. When you pay a premium, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of premium allocated to a subaccount by the value of the Accumulation Unit for that subaccount. We calculate the value of an Accumulation Unit as of the close of business of the New York Stock Exchange ("NYSE") on each day that the NYSE is open for trading. Except in the case of initial premium, we credit Accumulation Units to your contract at the value next calculated after we receive your premium at our Administrative Office.

The Accumulation Unit value for each portfolio will vary from one valuation period to the next based on the investment experience of the assets in the portfolio and the deduction of certain charges and expenses. The SAI contains a detailed explanation of how Accumulation Units are valued.

Your value in any portfolio is determined by multiplying its unit value by the number of units you own. Your value within the variable investment options is the sum of your values in all the portfolios. The total value of your contract, referred to as the Contract Value, equals your value in the variable investment options plus your value in the fixed investment option.

Transfers During the Accumulation Phase

You can transfer money among the investment options by written request or by telephone. You can make twelve transfers every Contract Year without charge. There is a $10 transfer fee for each transfer over twelve in a Contract Year. Transfers as a result of dollar cost averaging or asset rebalancing are not counted against your twelve free transfers.

The minimum amount you can transfer is the lesser of $1,000 or the entire value in the investment option. You cannot make a partial transfer if, after the transfer, there would be less than $1,000 in the investment option from which the transfer is being made. Your transfer request must clearly state which investment options are involved and the amount of the transfer.

We will accept transfers by telephone from you, your representative or anyone else designated by you. Neither we nor the fund will be liable for following telephone instructions we reasonably believe to be genuine or for any loss, damage, cost or expense in acting on such instructions. We have procedures in place to provide reasonable assurance that telephone instructions are genuine.

We reserve the right to modify, suspend or terminate the transfer provisions at any time.

Dollar Cost Averaging

The contract has a feature that allows you to dollar cost average your allocations to the portfolios by authorizing us to make periodic allocations of Contract Value from either the money market portfolio or the fixed investment option to one or more of the other portfolios. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. It will result in the reallocation of Contract Value to one or more portfolios and these amounts will be credited at the Accumulation Unit value as of the Valuation Dates on which the exchanges are effected. The amounts exchanged from a portfolio will result in a debiting of a greater number of units when the Accumulation Unit value is low and a lower number of units when the Accumulation Unit value is high.

To elect dollar cost averaging, your Contract Value must be at least $12,000. You must send us a completed dollar cost averaging request form, which is available from the Administrative Office. We will not consider your request unless your Contract Value is at least the required amount or the premium submitted is at least $12,000.

There is no charge for the dollar cost averaging program. In addition, your periodic transfers under the dollar cost averaging program are not counted against your twelve free transfers per Contract Year. We reserve the right to modify, suspend or terminate the dollar cost averaging program at any time. Dollar cost averaging does not guarantee profits, nor does it assure that you will not have losses.

Asset Rebalancing

Once your premium has been allocated among the investment options, the earnings may cause the percentage invested in each investment option to differ from your allocation instructions. You can direct us to automatically rebalance your contract to return to your allocation percentages by selecting our asset rebalancing program. Rebalancing may be on a monthly or quarterly basis and will occur on the last business day of the applicable period. To elect asset rebalancing, your Contract Value must be at least $12,000.

There is no charge for asset rebalancing. In addition, a rebalancing is not counted against your twelve free transfers each Contract Year. We reserve the right to modify, suspend or terminate this program at anytime.

================================================================================
                               INVESTMENT OPTIONS
================================================================================

Variable Investment Options

Variable Account A

Our board of directors authorized the organization of the variable account in 1986. The variable account is maintained pursuant to New York insurance law and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). However, the SEC does not supervise the management or the investment practices of the variable account.

We own the assets in the variable account and use them to support the variable portion of your contract and other variable annuity contracts described in other prospectuses. The variable account's assets are separate from our other assets and are not chargeable with liabilities arising out of any other business we conduct. Income, gains or losses, whether or not realized, are credited to or charged against the subaccounts of the variable account without regard to income, gains or losses arising out of any of our other business. As a result, the investment performance of each subaccount of the variable account is entirely independent of the investment performance of our general account and of any of our other variable accounts.

The variable account is divided into subaccounts, each of which invests in shares of a different portfolio of a mutual fund. The variable account maintains subaccounts that are not available under the contract. We may, from time to time, add or remove subaccounts and the corresponding portfolios. No substitution of shares of one portfolio for another will be made until you have been notified and the SEC has approved the change. If deemed to be in the best interest of persons having voting rights under the contract, the variable account may be operated as a management company under the 1940 Act, may be deregistered under that Act in the event such registration is no longer required, or may be combined with one or more other variable accounts.

The Fund and Its Portfolios

The Alliance Variable Products Series Fund, Inc. is a mutual fund registered with the SEC. It has additional portfolios that are not available under the contract.

You should carefully read the fund's prospectus before investing. The fund prospectus is attached to this prospectus and contains information regarding management of the portfolios, investment objectives, investment advisory fees and other charges. The prospectus also discusses the risks involved in investing in the portfolios. Below is a summary of the investment objectives of the portfolios available under the contract. There is no assurance that any of these portfolios will achieve its stated objectives.

Global Bond Portfolio seeks a high level of return from a combination of current income and capital appreciation by investing in a globally diversified portfolio of high quality debt securities denominated in the U.S. dollar and a range of foreign currencies

Global Dollar Government Portfolio seeks a high level of current income and, secondarily, capital appreciation.

Growth Portfolio (Class B) seeks to provide long-term growth of capital. Current income is incidental to the portfolio's objective.

Growth and Income Portfolio (Class B) seeks reasonable current income and reasonable opportunities for appreciation through investments primarily in dividend-paying common stocks of good quality.

High-Yield Portfolio seeks to earn the highest level of current income without assuming undue risk by investing principally in high-yielding fixed income securities rated Baa or lower by Moody's or BBB or lower by S&P, Duff & Phelps or Fitch or, if unrated, of comparable quality.

International Portfolio seeks to obtain a total return on its assets from long-term growth of capital principally through a broad portfolio of marketable securities of established non-U.S. companies (or companies incorporated outside the U.S.), companies participating in foreign economies with prospects for growth, and foreign government securities.

AllianceBernstein International Value Portfolio seeks long-term growth of capital by investing primarily in a diversified portfolio of non-U.S. equity securities with an emphasis on companies that the adviser believes are undervalued.

Money Market Portfolio (Class B) seeks safety of principal, excellent liquidity and maximum current income to the extent consistent with the first two objectives.

North American Government Income Portfolio seeks the highest level of current income, consistent with what Alliance considers to be prudent investment risk, that is available from a portfolio of debt securities issued or guaranteed by the governments of the United States, Canada or Mexico, their political subdivisions (including Canadian Provinces, but excluding states of the United States), agencies, instrumentalities or authorities.

Premier Growth Portfolio (Class B) seeks growth of capital by pursuing aggressive investment policies.

Quasar Portfolio seeks growth of capital by pursuing aggressive investment policies. Current income is incidental to the portfolio's objective.

AllianceBernstein Real Estate Investment Portfolio seeks total return from long-term growth of capital and income principally through investing in equity securities of companies that are primarily engaged in or related to the real estate industry.

AllianceBernstein Small Cap Value Portfolio seeks long-term growth of capital by investing primarily in a diversified portfolio of equity securities of companies with small market capitalizations with an emphasis on companies that the adviser believes are undervalued.

Technology Portfolio (Class B) seeks growth of capital. Current income is incidental to the portfolio's objective.

Total Return Portfolio seeks to achieve a high return through a combination of current income and capital appreciation.

U.S. Government/High Grade Securities Portfolio seeks high current income consistent with preservation of capital.

AllianceBernstein Utility Income Portfolio seeks current income and capital appreciation by investing primarily in equity and fixed-income securities of companies in the utilities industry.

AllianceBernstein Value Portfolio seeks long-term growth of capital by investing primarily in a diversified portfolio of equity securities of companies with relatively large market capitalizations that the adviser believes are undervalued.

Worldwide Privatization Portfolio seeks long-term capital appreciation.

Alliance Capital Management L.P. may compensate us for providing administrative services in connection with the portfolios that are offered under the contract. Such compensation is paid from its assets.

Fixed Investment Option

Premium you allocate to the fixed investment option is guaranteed and goes into our general account. The general account is not registered with the SEC. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our variable accounts. Unlike our variable account assets, assets in the general account are subject to claims of owners like you, as well as claims made by our other creditors. The Premium Enhancement is funded from our general account.

We credit money allocated to the fixed investment option with interest on a daily basis at the guaranteed rate then in effect. The rate of interest to be credited to the general account is determined wholly within our discretion. However, the rate will not be changed more than once per year. The interest rate will never be less than 3%.

If you allocate premium to the fixed investment option, the fixed portion of your Contract Value during the accumulation phase will depend on the total interest we credit to your contract. During the income phase, each annuity payment you receive from the fixed portion of your contract will be for the same amount.

We reserve the right to delay any payment from the general account for up to six months from the date we receive the request at our Administrative Office, as permitted by law.

================================================================================
                             CHARGES AND DEDUCTIONS
================================================================================

Insurance Charges

Each day, we deduct insurance charges from your Contract Value. This is done as part of our calculation of the value of Accumulation Units during the accumulation phase and of Annuity Units during the income phase. The insurance charges are the mortality and expense risk charge, the administrative charge, and the charges for the optional death benefits described under "Death Benefit."

Mortality and Expense Risk Charge

The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the daily value of the variable portion of your contract. We will not increase this charge. It compensates us for assuming the risks associated with our obligations to make annuity payments, provide the death benefit, and cover the cost of administering the contract. If the charges under the contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit.

Administrative Charge

The administrative charge is equal, on an annual basis, to 0.15% of the daily value of the variable portion of your contract. It compensates us for our administrative expenses, which include preparing the contract, confirmations and statements, and maintaining contract records. If this charge is not enough to cover the costs of administering the contract, we will bear the loss.

Distribution Charge

The distribution charge is equal, on an annual basis, to 0.20% of the daily value of the variable portion of your contract. It compensates us for certain sales distribution expenses relating to the contract. If this charge is not enough to cover these costs, we will bear the loss.

Optional Death Benefit Charge

If you elect the optional death benefit, we will calculate and deduct a charge against the assets in the variable account equal to an annual charge as shown below.

Annual Ratchet Plan                                       0.10%

Surrender Charge

If you surrender your contract prior to the Annuity Date during the first seven years after a premium payment, we will assess a surrender charge as a percentage of the amount of premium you request to be withdrawn as shown below:

--------------------------------------------------------------------------------
Premium Year            1      2       3      4      5      6      7  Thereafter
--------------------------------------------------------------------------------
Surrender Charge       6%      6%     5%     5%     4%     3%      2%    None
--------------------------------------------------------------------------------

For purposes of calculating the surrender charge, we treat surrenders as coming from the oldest premiums first (i.e., first-in, first-out). However, we will not assess a surrender charge on that portion of a surrender equal to the greater of:

      (1)   the Contract Value less premium paid, or

      (2)   up to 10% of premium paid, less the amount of any prior surrender.

You will not receive the benefit of this "free withdrawal amount" if you participate in the systematic surrender program. If you make a partial surrender, we will deduct the surrender charge, if any, pro rata from the remaining value in your contract. If insufficient value remains in your contract, then we will deduct the surrender charge from the amount you are to receive as a result of your surrender request. Likewise, we will deduct a surrender charge on a full surrender from the amount you are to receive.

Premium Taxes

We will deduct from your Contract Value any premium tax imposed by the state or locality where you reside. Premium taxes currently imposed on the contract by various states range from 0% to 3.5% of premiums paid. These taxes are due either when premium is paid or when annuity payments begin. It is our current practice to charge you for these taxes when annuity payments begin or if you surrender the contract in full. In the future, we may discontinue this practice and assess the tax when it is due or upon the payment of the death benefit.

Income Taxes

Although we do not currently deduct any charges for income taxes attributable to your contract, we reserve the right to do so in the future.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various portfolios. These charges are described in the prospectus for the Alliance Variable Products Series Fund, Inc. and are summarized in the fee table.

Reduction or Elimination of Certain Charges and Additional Amounts Credited

We may reduce or eliminate the surrender charge or the administrative charge or change the minimum premium requirement when the contract is sold to groups of individuals under circumstances that reduce our sales expenses. We may also vary the Premium Enhancement paid. We will determine the eligibility of such groups by considering factors such as:

      (1)   the size of the group;

      (2)   the total amount of premium we expect to receive from the group;

      (3) the nature of the purchase and the persistency we expect in that group;

      (4) the purpose of the purchase and whether that purpose makes it likely that expenses will be reduced; and

      (5) any other circumstances that we believe are relevant in determining whether reduced sales expenses may be expected.

We may also waive or reduce the surrender charge in connection with contracts sold to employees, employees of affiliates, registered representatives, employees of broker-dealers which have a current selling agreement with us, and immediate family members of those persons. Any reduction or waiver may be withdrawn or modified by us.

================================================================================
                              ACCESS TO YOUR MONEY
================================================================================

Generally

Contract Value, less any Premium Enhancement paid during the prior twenty-four months, is available in the following ways:

      o by surrendering all or part of your Contract Value during the accumulation phase;

      o     by receiving annuity payments during the income phase;

      o     when we pay a death benefit.

Surrenders

Generally, surrenders are subject to a surrender charge and, if it is a full surrender, premium taxes. Surrenders may also be subject to income tax and a penalty tax.

To make a surrender you must send a complete and detailed written request to our Administrative Office. We will calculate your surrender as of the close of business of the NYSE at the value next determined after we receive your request. To surrender your entire Contract Value, you must also send us your contract.

Under most circumstances, partial surrenders must be for a minimum of $500. We require that your Contract Value be at least $2,000 after the partial surrender. If the Contract Value would be less than $2,000 as a result of a partial surrender, we may cancel the contract. Unless you provide us with different instructions, partial surrenders will be made pro rata from each investment option in which your contract is invested. If you make a partial surrender in an amount greater than your free withdrawal amount during the twenty-four month period following receipt of a Premium Enhancement, we will reduce the Premium Enhancement in the same proportion and deduct it from your Contract Value. This reduction does not apply to withdrawals you make as part of our systematic surrender program.

We may be required to suspend or postpone the payment of a surrender for an undetermined period of time when:

      o the NYSE is closed (other than a customary weekend and holiday closings);

      o     trading on the NYSE is restricted;

      o an emergency exists such that disposal of or determination of the value of shares of the portfolios is not reasonably practicable;

      o     the SEC, by order, so permits for the protection of owners.

Systematic Surrender Program

The systematic surrender program allows you to make regularly scheduled withdrawals from your Contract Value of at least $200 each on a monthly, quarterly, semiannual, or annual basis. In order to initiate the program, your Contract Value must be at least $24,000. The minimum withdrawal amount under this program is $200 per withdrawal.

Surrender charges are not imposed on withdrawals under this program, nor is there any charge for participating in this program. We will not reduce any Premium Enhancement as a result of a withdrawal under this program. You may not elect this program if you have made a partial surrender earlier in the same Contract Year. In addition, the free withdrawal amount is not available in connection with partial surrenders you make while participating in the systematic surrender program. You will be entitled to the free withdrawal amount on and after the Contract Anniversary next following the termination of the systematic surrender program.

Systematic surrenders will begin on the first scheduled withdrawal date selected by you following the date we process your request. In the event that your value in a specified portfolio or the fixed investment option is not sufficient to make a withdrawal or if your request for systematic surrender does not specify the investment options from which to deduct withdrawals, withdrawals will be deducted pro rata from your Contract Value in each portfolio and the fixed investment option.

You may cancel the systematic surrender program at any time by written request. It will be cancelled automatically if your Contract Value falls below $1,000. In the event the systematic surrender program is canceled, you may not elect to participate in the program again until the next Contract Anniversary.

If your contract is issued in connection with an individual retirement annuity or 403(b) Plan, you are cautioned that your rights to implement a systematic surrender program may be subject to the terms and conditions of your plan, regardless of the terms and conditions of your contract. Moreover, implementation of the systematic surrender program may subject you to adverse tax consequences, including a 10% tax penalty if you are under age 59 1/2. See "Taxes" for a discussion of the various tax consequences.

For information, including the necessary enrollment form, please check with our Administrative Office. We reserve the right to modify, suspend or terminate this program at any time.

================================================================================
                                ANNUITY PAYMENTS
================================================================================

Generally

Beginning on the Annuity Date, the Annuitant will receive monthly annuity payments. You may choose annuity payments that are fixed, variable, or a combination of fixed and variable.

You select the Annuity Date, which must be the first day of a month and must be at least one year after we issue your contract. You may change the Annuity Date at least 30 days before payments are to begin. However, annuity payments must begin by the first day of the month following the Annuitant's 90th birthday. Certain states may require that annuity payments begin prior to such date and we must comply with those requirements.

You may change the Annuitant at any time prior to the Annuity Date. If you are not the Annuitant and the Annuitant dies before the Annuity Date, you must notify us and designate a new Annuitant.

Annuity Options

The contract offers three annuity options described below. Other annuity options may be made available, including other guarantee periods and options without life contingencies, subject to our discretion. If you do not choose an annuity option, we will make annuity payments in accordance with option 2. However, if the annuity payments are for joint lives, we will make payments in accordance with option 3. Where permitted by state law, we may pay the annuity in one lump sum if your Contract Value is less than $2,000. In addition, if your annuity payments would be less than $100 per month, we have the right to change the frequency of your payment to be on a semiannual or annual basis so that the payments are at least $100.

Option 1 - Life Income

Under this option, we will make monthly annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

Option 2 - Life Income With 10 Year Guarantee

Under this option, we will make monthly annuity payments as long as the Annuitant is alive with the additional guarantee that payments will be made for a period you select of at least 10 years. If the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Option 3 - Joint and Last Survivor Annuity

Under this option, we will make monthly annuity payments as long as either the Annuitant or Joint Annuitant is alive. Upon the death of the Annuitant, we will continue to make annuity payments so long as the Joint Annuitant is alive. If your contract is issued as an individual retirement annuity, payments under this option will be made only to you as Annuitant or to your spouse. Upon the death of either of you, we will continue to make annuity payments so long as the survivor is alive.

Variable Annuity Payments

If you choose to have any portion of your annuity payments based on the variable investment options, the amount of your payments will depend upon:

      o     your Contract Value in the portfolios on the Annuity Date;

      o the 5% assumed investment rate used in the annuity table for the contract;

      o     the performance of the portfolios you selected;

      o     the annuity option you selected.

If the actual performance exceeds the 5% assumed rate, the annuity payments will increase. Similarly, if the actual rate is less than 5%, the annuity payments will decrease. The SAI contains more information.

Transfers During Income Phase

Transfers during the income phase are subject to the same limitations as transfers during the accumulation phase. See "The Contract - Transfers During Accumulation Phase." However, you may only make one transfer each month and you may only transfer money among the variable investment options. You may not transfer money from the fixed investment option to the variable investment options or from the variable investment options to the fixed investment option.

Deferment of Payments

We may defer making fixed annuity payments for up to six months subject to state law. We will credit interest to you during the deferral period.

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                                  DEATH BENEFIT
================================================================================

Death of Owner Before the Annuity Date

If you die before the Annuity Date and the contract is jointly owned, the death benefit is payable to the surviving joint owner. If you die before the Annuity Date and there is no surviving joint owner, the benefit is payable to the beneficiary. We will determine the value of the death benefit as of the date we receive proof of death in a form acceptable to us. If ownership is changed from one natural person to another natural person, the death benefit will equal the Contract Value. If the surviving joint owner, if any, or designated beneficiary is your spouse, he or she can elect to continue the contract and become the owner. We determine the amount of the death benefit based on the death benefit option you select at the time of application, if any, and calculate it in accordance with the terms of that option as described below. The amount of the death benefit will never be less than the traditional death benefit. If you select the annual ratchet plan, the death benefit will be the greater of the traditional death benefit or the annual ratchet plan. The annual ratchet plan may not be available in all states.

Traditional Death Benefit

Under the traditional death benefit, we will pay the amount equal to the greatest of:

      (1) the Contract Value, less any Premium Enhancement paid during the twenty-four months prior to the date of death;

      (2) the total of all premium paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

      (3) the greatest Contract Value at any seventh Contract Anniversary, less any Premium Enhancement paid during the twenty-four months prior to the date of death, reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premiums paid subsequent to that Contract Anniversary.

The traditional death benefit will be paid unless you specify otherwise.

Optional Death Benefit

Annual Ratchet Plan. We will pay a death benefit equal to the greatest of:

      (1) the Contract Value, less any Premium Enhancement paid during the twenty-four months prior to the date of death;

      (2) the total of all premium paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

      (3) the greatest Contract Value at any Contract Anniversary, less any Premium Enhancement paid during the twenty-four months prior to the date of death, reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premiums paid subsequent to that Contract Anniversary.

The annual ratchet plan will be in effect if:

      (1)   you select it on your application; and

      (2)   the charge for the annual ratchet plan is shown in your contract.

The annual ratchet plan will cease to be in effect when we receive your written request to discontinue it.

Payment to Surviving Joint Owner or Beneficiary

Upon your death if prior to the Annuity Date, the surviving joint owner or the beneficiary, as applicable, may elect the death benefit to be paid as follows:

      (1) payment of the entire death benefit within five years of the date of your death; or

      (2) payment over the recipient's lifetime with distribution beginning within one year of your date of death.

If no payment option is elected within sixty days of our receipt of proof of your death, a single sum settlement will be made at the end of the sixty-day period following such receipt. Upon payment of a death benefit, the contract will end.

Death of Owner After the Annuity Date

If you are not the Annuitant, and if your death occurs on or after the Annuity Date, no death benefit will be payable under the contract. Any guaranteed payments remaining unpaid will continue to be paid to the Annuitant pursuant to the annuity option in force at the date of your death. If the contract is not owned by an individual, the Annuitant will be treated as the owner and any change of the named Annuitant will be treated as if the owner died.

Death of Annuitant

Before the Annuity Date

If you are not the Annuitant, and if the Annuitant dies before the Annuity Date, you may name a new Annuitant. If you do not name a new Annuitant within sixty days after we are notified of the Annuitant's death, we will deem you to be the new Annuitant.

After the Annuity Date

If an Annuitant dies after the Annuity Date, the remaining payments, if any, will be as specified in the annuity option in effect when the Annuitant died. We will require proof of the Annuitant's death. The remaining benefit, if any, will be paid to the beneficiary at least as rapidly as under the method of distribution in effect at the Annuitant's death. If you were not the Annuitant and no beneficiary survives the Annuitant, we will pay any remaining benefit to you.

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                                   PERFORMANCE
================================================================================

Occasionally, we may advertise certain performance information for one or more subaccounts, including average annual total return and yield information. A subaccount's performance information is based on its past performance only and is not intended as an indication of future performance.

When we advertise the average annual total return of a subaccount, it will be calculated for one, five, and ten year periods or, where a subaccount has been in existence for a period of less than one, five, or ten years, for such lesser period. Average annual total return is measured by comparing the value of the investment in a subaccount at the beginning of the relevant period to the value of the investment at the end of the period. It assumes the deduction of any surrender charge that would be payable if the contract was surrendered at the end of the period. Then the average annual compounded rate of return is calculated to produce the value of the investment at the end of the period. We may simultaneously present returns that do not reflect all of the contract charges or assume a surrender and, therefore, do not deduct a surrender charge.

When we advertise the yield of a subaccount we will calculate it based upon a given thirty-day period. The yield is determined by dividing the net investment income earned per Accumulation Unit during the period by the value of an Accumulation Unit on the last day of the period.

When we advertise the performance of the money market subaccount we may advertise the yield or the effective yield in addition to the average annual total return. The yield of the money market subaccount refers to the income generated by an investment in that subaccount over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the money market subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

Average annual total return at the variable account level is lower than at the underlying portfolio level because it is reduced by all contract charges except optional benefit charges (i.e., surrender charge, mortality and expense risk charge, administrative charge, and distribution charge). Similarly, yield and effective yield at the variable account level are lower than at the portfolio level because they are also reduced by all contract charges except optional benefit charges.

Performance information for a subaccount may be compared to:

      (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers, or other indices measuring performance of a pertinent group of securities so that investors may compare a portfolio's results with those of a group of securities widely regarded by investors as representative of the securities markets in general;

      (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;

      (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract; and

      (4) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

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                                      TAXES
===============================================================================

Introduction

The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. This discussion is based on current law and interpretations, which may change. For a discussion of federal income taxes as they relate to the fund, please see the accompanying fund prospectus. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your contract.

Annuity Contracts in General

The Internal Revenue Code (the "Code") provides special rules regarding the tax treatment of annuity contracts. Generally, you will not be taxed on the earnings in an annuity contract until you take the money out. Different rules apply depending on how you take the money out and whether your contract is qualified or non-qualified, as explained below.

If you do not purchase your contract under a retirement arrangement entitled to favorable federal income tax treatment, your contract is referred to as a non-qualified contract. If you purchase your contract under a retirement arrangement entitled to favorable federal income tax treatment, your contract is referred to as a qualified contract.

Tax Treatment of Distributions -- Non-Qualified Contracts

If you make a withdrawal from a non-qualified contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as a return of premium, until all gain has been withdrawn. For annuity payments, any portion of each payment that is considered a return of your premium will not be taxed. There is a 10% tax penalty on any taxable amount you receive unless the amount received is paid:

      (1)   after you reach age 59 1/2;

      (2)   to your beneficiary after you die;

      (3)   after you become disabled;

      (4) in a series of substantially equal installments made not less frequently than annually under a lifetime annuity; or

      (5)   under an immediate annuity.

Distributions under the contract, including withdrawals, full surrenders, payments upon death, and annuity payments, are subject to tax as ordinary income when received.

Assignments

If you assign all or part of the contract as collateral for a loan, the part assigned will be treated as a withdrawal taxable as ordinary income to the extent there is gain in the contract. Please consult your tax adviser prior to making an assignment of the contract.

Gifts of Contracts

If you transfer a contract for less than full consideration, such as by gift, you will generally trigger tax on the gain in the contract. This rule does not apply to those transfers between spouses or incident to divorce.

Contracts Owned by Non-Natural Persons

If the contract is held by a non-natural person (for example, a corporation or trust), the contract is generally not treated as an annuity contract for federal income tax purposes, and the income on the contract (generally the excess of the Contract Value over the premium) is includable in income each year.

The rule does not apply where the non-natural person is only the nominal owner, such as a trust or other entity acting as an agent for a natural person, and in other limited circumstances.

Distribution at Death Rules

Upon the death of the first owner of the contract to die, certain rules apply:

o If the owner dies on or after the Annuity Date, and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as quickly as the method in effect on the owner's death.

o If the owner dies before the Annuity Date, the entire interest must generally be distributed within five years after the date of death.

o If the beneficiary is a natural person, the interest may be annuitized over the life of that individual or over a period not extending beyond the life expectancy of that individual, so long as distributions commence within one year after the date of death.

o If the beneficiary is the spouse of the owner, the contract may be continued in the name of the spouse as owner.

o If the owner is not an individual, the death of the "primary annuitant" (as defined under the Code) is treated as the death of the owner. In addition, when the owner is not an individual, a change in the primary annuitant is treated as the death of the owner.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of an annuity contract for another annuity contract unless money or other property is distributed as part of the exchange. A replacement contract obtained in a tax-free exchange of contracts succeeds to the status of the surrendered contract. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of Section 1035 of the Code should consult their tax advisers.

Tax Treatment of Distributions -- Qualified Contracts

If you purchase your contract under a tax-favored retirement plan or account, your contract is referred to as a qualified contract. Examples of qualified plans or accounts are:

o     Individual Retirement Annuities ("IRAs");

o     Roth IRAs;

o Tax Deferred Annuities (governed by Code Section 403(b) and referred to as "403(b) Plans");

o     Keogh Plans; and

o Employer-sponsored pension and profit sharing arrangements such as 401(k) plans.

Withdrawals in General

Generally, with the exception of a Roth IRA, you have not paid any taxes on the premium used to buy a qualified contract or on any earnings. Therefore, any amount you take out as a withdrawal or as annuity payments will be taxable income. In addition, a 10% tax penalty may apply to the taxable part of a withdrawal received before age 59 1/2. Limited exceptions are provided, such as where amounts are paid in the form of a qualified life annuity, upon death or disability of the employee, to pay certain medical expenses, or, in some cases, upon separation from service on or after age 55.

Individual Retirement Annuities

Code Section 408 permits eligible individuals to contribute to an IRA. By attachment of an endorsement that reflects the limits of Code Section 408(b), the Contracts may be issued as an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Certain distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. In addition, distributions from an IRA may be rolled over to another IRA, provided certain conditions are met. Most IRAs cannot accept contributions after the owner reaches 70 1/2, and must also begin required distributions at that age. Sales of the contract for use with IRAs are subject to special requirements, including the requirement that informational disclosure be given to each person desiring to establish an IRA. That person must be given the opportunity to affirm or reverse a decision to purchase the contract. Contracts offered by this prospectus in connection with an IRA are not available in all states. The accidental death benefit is not available under a contract issued in connection with an IRA.

Roth IRAs

Code Section 408A provides special rules for "Roth IRAs." The basic distinction between a Roth IRA and a traditional IRA is that contributions to a Roth IRA are not deductible and "qualified distributions" from a Roth IRA are not includable in gross income for federal income tax purposes. Other differences include the ability to make contributions to a Roth IRA after age 70 1/2 and to defer distributions beyond age 70 1/2. Taxpayers whose adjusted gross incomes exceed certain levels are not eligible for Roth IRAs.

403(b) Plans

The contracts are also available for use in connection with a previously established 403(b) plan. Code Section 403(b) imposes certain restrictions on your ability to surrender and make partial withdrawals from a contract used in connection with a 403(b) Plan, if attributable to premium paid under a salary reduction agreement. Specifically, an owner may surrender the contract or make a partial withdrawal only (a) when the employee attains age 59 1/2, separates from service, dies, or becomes disabled, or (b) in the case of hardship. In the case of hardship, only an amount equal to the premium paid may be withdrawn. 403(b) Plans are subject to additional requirements, including eligibility, limits on contributions, minimum distributions, and nondiscrimination requirements applicable to the employer. In particular, distributions generally must commence by April 1 of the calendar year following the later of the year in which the employee (a) attains age 70 1/2, or (b) retires. Owners and their employers are responsible for compliance with these rules. Contracts offered by this prospectus in connection with a 403(b) Plan are not available in all states.

Rollovers

Distributions from a 401(a) qualified plan or 403(b) plan (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan, 403(b) plan or

IRA. A prospective owner considering use of the contract in connection with a rollover should consult a competent tax adviser with regard to the suitability of the contract for this purpose and for information concerning the tax law provisions applicable to qualified plans, 403(b) plans, and IRAs.

Diversification and Investor Control

The Code imposes certain diversification requirements on the underlying investments for a variable annuity to be treated as an annuity contract for tax purposes. We believe that the portfolios are being managed so as to comply with these requirements.

The tax regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, would be considered the owner of the shares of the portfolios. If any guidance on this point is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of assets in the portfolios. We reserve the right to make changes to the contract we think necessary to see that it qualifies as a variable annuity contract for tax purposes.

Treatment of Charges for Optional Death Benefit

In the opinion of American International Life Assurance Company of New York, the optional death benefit available under the contract is part of the annuity contract. There is a risk, however, that the Internal Revenue Service would take the position that the optional death benefits is not part of the annuity contract. In such a case, a charge against the variable account value of the annuity contract or a charge withheld from a rollover for the benefit would be considered distributions subject to tax, including penalty taxes, and charges withheld from the premium for the contract would not be deductible in the case of a qualified contract and would not be included in the investment in the contract in the case of a non-qualified contract.

Withholding

We are required to withhold federal income taxes on withdrawals, lump sum distributions, and annuity payments that include taxable income unless the payee elects to not have any withholding or in certain other circumstances. If you do not provide a social security number or other taxpayer identification number, you will not be permitted to elect out of withholding. Special withholding rules apply to payments made to non-resident aliens.

For lump-sum distributions or withdrawals, we are required to withhold 10% of the taxable portion of any withdrawal or lump sum distribution unless you elect out of withholding. For annuity payments, the company will withhold on the taxable portion of annuity payments based on a withholding certificate you file with us. If you do not file a certificate, you will be treated, for purposes of determining your withholding rates, as a married person with three exemptions.

You are liable for payment of federal income taxes on the taxable portion of any withdrawal, distribution, or annuity payment. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

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                                OTHER INFORMATION
================================================================================

American International Life Assurance Company of New York

We are a stock life insurance company organized under the laws of New York. We were incorporated in 1962. Our principal business address is 80 Pine Street, New York, New York 10005. We provide a full range of life insurance and annuity plans. We are a subsidiary of American International Group, Inc. ("AIG"), which serves as the holding company for a number of companies engaged in the international insurance business in approximately 130 countries and jurisdictions around the world.

We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to AIG by one or more independent rating organizations such as A.M. Best Company, Moody's and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and should not be considered as bearing on the investment performance of assets held in the variable account.

The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, nor do the ratings comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

Ownership

This prospectus describes both individual flexible premium deferred variable annuity contracts and group flexible premium deferred variable annuity contracts. The individual and group contracts described in this prospectus are identical except that the individual contract is issued directly to the individual owner. A group contract is issued to a contract holder for the benefit of the participants in the group. If you are a participant in the group you will receive a certificate evidencing your ownership. You, either as the owner of an individual contract or as the owner of a certificate, are entitled to all the rights and privileges of ownership. As used in this prospectus, the term contract is equally applicable to an individual contract or to a certificate.

Voting Rights

To the extent required by law, we will vote the portfolio shares held in the variable account at shareholder meetings in accordance with instructions received from persons having a voting interest in the portfolio. However, if legal requirements or our interpretation of present law changes to permit us to vote the portfolio shares in our own right, we may elect to do so.

Prior to the Annuity Date, you hold a voting interest in each portfolio in whose corresponding subaccount you have Contract Value. We determine the number of portfolio shares that are attributable to you by dividing the corresponding value in a particular portfolio by the net asset value of one portfolio share. After the Annuity Date, we determine the number of portfolio shares that are attributable to you by dividing the reserve maintained in a particular portfolio to meet the obligations under the contract by the net asset value of one portfolio share. The number of votes that you will have a right to cast will be determined as of the record date established by each portfolio.

We will solicit voting instructions by mail prior to the shareholder meeting. Each person having a voting interest in a portfolio will receive proxy material, reports and other materials relating to the appropriate portfolios. We will vote shares in accordance with instructions received from the person having a voting interest. We will vote shares for which we receive no timely instructions and any shares not attributable to owners in proportion to the voting instructions we have received.

The voting rights relate only to amounts invested in the variable account. There are no voting rights with respect to funds allocated to the fixed investment option.

Administration of the Contract

While we have primary responsibility for all administration of the contract and the variable account, we have retained the services of Delaware Valley Financial Services, Inc. ("DVFS") pursuant to an administrative agreement. These administrative services include issuance of the contract and maintenance of owner records. DVFS serves as the administrator to various insurance companies offering variable annuity contracts and variable life insurance policies.

Legal Proceedings

There are no pending legal proceedings that, in our judgment, are material with respect to the variable account.

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                              FINANCIAL STATEMENTS
================================================================================

Financial statements of American International Life Assurance Company of New York are included in the SAI, which may be obtained without charge by calling
(800) 255-8402 or writing to American International Life Assurance Company of New York, Attention: Variable Products, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801. The financial statements have also been filed electronically with the SEC and can be obtained through its website at http://www.sec.gov. Financial statements of the variable account are not included because no contracts have been issued using the subaccounts described in this prospectus.

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                              TABLE OF CONTENTS OF
                     THE STATEMENT OF ADDITIONAL INFORMATION
================================================================================

GENERAL INFORMATION..........................................................
      American International Life Assurance Company of New York..............
      Independent Accountants................................................
      Legal Counsel..........................................................
      Distributor............................................................
      Potential Conflicts....................................................

CALCULATION OF PERFORMANCE DATA..............................................
      Yield and Effective Yield Quotations for the Money Market Subaccount...
      Yield Quotations for Other Subaccounts.................................
      Standardized Performance Data..........................................
      Tax Deferred Accumulation..............................................

ANNUITY PROVISIONS...........................................................
      Variable Annuity Payments..............................................
      Annuity Unit Value.....................................................
      Net Investment Factor..................................................
      Additional Provisions..................................................

FINANCIAL STATEMENTS.........................................................

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                               ____________, 2001

                          OVATION PLUS VARIABLE ANNUITY

                                    issued by

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                                   through its

                               VARIABLE ACCOUNT A

This statement of additional information is not a prospectus. It should be read in conjunction with the prospectus describing the flexible premium deferred annuity contract. The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus dated ____________, 2001, call us at (800) 255-8402 or write to us at American International Life Assurance Company of New York, Attention: Variable Products, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801.

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                                TABLE OF CONTENTS
================================================================================

GENERAL INFORMATION..........................................................3
   American International Life Assurance Company of New York.................3
   Independent Accountants...................................................3
   Legal Counsel.............................................................3
   Distributor...............................................................3
   Potential Conflicts.......................................................3

CALCULATION OF PERFORMANCE DATA..............................................4
   Yield and Effective Yield Quotations for the Money Market Subaccount......4
   Yield Quotations for Other Subaccounts....................................5
   Standardized Performance Data.............................................5
   Tax Deferred Accumulation.................................................8

ANNUITY PROVISIONS...........................................................9
   Variable Annuity Payments.................................................9
   Annuity Unit Value........................................................9
   Net Investment Factor....................................................10
   Additional Provisions....................................................11

FINANCIAL STATEMENTS........................................................11

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                               GENERAL INFORMATION
================================================================================

American International Life Assurance Company of New York

A description of American International Life Assurance Company of New York and its ownership is contained in the prospectus. We will provide for the safekeeping of the assets of Variable Account A.

Independent Accountants

Our financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, whose offices are located in Philadelphia, Pennsylvania.

Legal Counsel

Legal matters relating to the federal securities laws in connection with the contract described herein and in the prospectus are being passed upon by Morgan, Lewis & Bockius, LLP, Washington, D.C.

Distributor

Our affiliate, AIG Equity Sales Corp. ("AIGESC"), 70 Pine Street, New York, New York, acts as the distributor of the contract. AIGESC is a wholly owned subsidiary of American International Group, Inc. Commissions not to exceed 7% of premiums will be paid to entities that sell the contract. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services. Commissions are paid by Variable Account A directly to selling dealers and representatives on behalf of AIGESC. Aggregate commissions were $4,114,883 in 2000, $2,379,279 in 1999, and $2,001,940 in 1998.
Commissions retained by AIGESC were $0 in 2000, 1999, and 1998.

Potential Conflicts

Shares of the funds may be sold only to separate accounts of life insurance companies. They may be sold to our other separate accounts, as well as to separate accounts of other affiliated or unaffiliated life insurance companies, to fund variable annuity contracts and variable life insurance policies. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in a fund simultaneously. Although neither we nor the funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity owners, each fund's board of directors will monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken. If a material irreconcilable conflict were to occur, we will take whatever steps are deemed necessary, at our expense, to remedy or eliminate the irreconcilable material conflict. As a result, one or more insurance company separate accounts might withdraw their investments in the fund. This might force the fund to sell securities at disadvantageous prices.

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                        CALCULATION OF PERFORMANCE DATA
================================================================================

Yield and Effective Yield Quotations for the Money Market Subaccount

The yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account A included in the registration statement. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

Any effective yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account A included in the registration statement and will be carried at least to the nearest hundredth of one percent. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

               Effective Yield = [(Base Period Return + 1)365/7]-1

For purposes of the yield and effective yield quotations, the hypothetical charge reflects all deductions that are charged to all owner accounts in proportion to the length of the base period. For any fees that vary with the size of the account, the account size is assumed to be the money market subaccount's mean account size. The yield and effective yield quotations do not reflect the surrender charge that may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the premium was held under the contract and whether withdrawals had been previously made during that Contract Year. No deductions or sales loads are assessed upon annuitization under the contract. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the money market subaccount and the corresponding portfolio are excluded from the calculation of yield.

Yield Quotations for Other Subaccounts

Yield quotations will be based on the thirty-day period ended on the date of the most recent balance sheet of Variable Account A included in the registration statement, and are computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                              Yield = 2[(a - b + 1)^6 - 1]
                                         -----
                                          cd

Where: a = net investment income earned during the period by the portfolio attributable to shares owned by the Subaccount.

            b = expenses accrued for the period (net of reimbursements)

            c = the average daily number of Accumulation Units outstanding during the period.

            d = the maximum offering price per Accumulation Unit on the last day of the period

Yield quotations for a subaccount reflect all recurring contract charges (except surrender charge). For any charge that varies with the size of the account, the account size is assumed to be the respective subaccount's mean account size.

A surrender charge may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the premium was held under the contract, and whether withdrawals had previously been made during that Contract Year.

Standardized Performance Data

The total return quotations for all of the subaccounts will be average annual total return quotations for one, five, and ten year periods (or, where a subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of Variable Account A and for the period from the date monies were first placed into the subaccounts until the aforesaid date. This type of performance information is referred to as standardized performance and is based on the life of the subaccount. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                              P(1+T)^n = ERV

Where:      P = a hypothetical initial payment of $1,000

            T = average annual total return

            n = number of years

            ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period

The average annual total return quotations reflect all portfolio expenses and all contract charges except the optional benefit charge and assume a total surrender at the end of the particular period. For any charge that varies with the size of the account, the account size is assumed to be the respective subaccount's mean account size. The average annual total return quotations also reflect receipt of the Premium Enhancement described in the prospectus.

                   Standardized Average Annual Total Return

This table reflects hypothetical subaccount investment results as of December 31, 2000, based on a $1,000 hypothetical investment over the periods indicated below. The returns reflect all portfolio expenses and all variable account charges except the optional benefit charge. The variable account charges include the mortality and expense risk charge, administrative charge, distribution charge, and any surrender charge applicable if an owner surrendered the contract at the end of the relevant period. The returns also reflect receipt of the Premium Enhancement. The portfolio charges include management fees and other operating expenses.

----------------------------------------------------------------------------------------------------------------------
                                                                                                        10 YEARS
                                                    SUBACCOUNT      .                                   OR SINCE
                SUBACCOUNT                        INCEPTION DATE          1 YEAR          5 YEARS       INCEPTION
======================================================================================================================
Global Bond Subaccount                                 7/8/92             -5.89%           0.62%           3.50%
----------------------------------------------------------------------------------------------------------------------
Global Dollar Government Subaccount                   4/20/94              6.82%           7.44%           8.35%
----------------------------------------------------------------------------------------------------------------------
Growth Subaccount (Class B)                           8/16/94            -24.55%          16.60%          19.05%
----------------------------------------------------------------------------------------------------------------------
Growth and Income Subaccount (Class B)                 7/8/92              6.36%          17.25%          15.91%
----------------------------------------------------------------------------------------------------------------------
High-Yield Subaccount                                10/24/97            -11.84%            N/A          -14.08%
----------------------------------------------------------------------------------------------------------------------
International Subaccount                              10/1/93            -26.63%           7.75%           5.72%
----------------------------------------------------------------------------------------------------------------------
Money Market Subaccount (Class B)                      2/3/93             -1.48%           2.53%           2.76%
----------------------------------------------------------------------------------------------------------------------
North American Government Income Subaccount           4/11/94              5.17%           8.38%           7.09%
----------------------------------------------------------------------------------------------------------------------
Premier Growth Subaccount (Class B)                    2/3/93            -23.54%          19.48%          17.49%
----------------------------------------------------------------------------------------------------------------------
Quasar Subaccount                                      8/2/96            -13.05%            N/A            4.15%
----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Real Estate Investment Subaccount    1/2/97             19.28%            N/A            1.93%
----------------------------------------------------------------------------------------------------------------------
Technology Subaccount (Class B)                       1/10/96            -28.36%            N/A           19.39%
----------------------------------------------------------------------------------------------------------------------
Total Return Subaccount                               8/26/94              5.31%          12.07%          12.41%
----------------------------------------------------------------------------------------------------------------------
U.S. Government/High Grade Securities Subaccount      8/20/93              3.88%           3.15%           3.90%
----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Utility Income Subaccount           4/20/94              4.25%          15.17%          14.06%
----------------------------------------------------------------------------------------------------------------------
Worldwide Privatization Subaccount                    8/16/94            -29.72%           9.92%           9.46%
----------------------------------------------------------------------------------------------------------------------

Tax Deferred Accumulation

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax deferred compounding on Variable Account A's investment returns or upon returns in general. These effects may be illustrated in charts or graphs and may include comparisons at various points in time of returns under the contract or in general on a tax-deferred basis with the returns on a taxable basis. Different tax rates may be assumed.

In general, individuals who own annuity contracts are not taxed on increases in the value under the annuity contract until some form of distribution is made from the contract. Thus, the annuity contract will benefit from tax deferral during the accumulation phase, which generally will have the effect of permitting an investment in an annuity contract to grow more rapidly than a comparable investment under which increases in value are taxed on a current basis. The chart shows accumulations on an initial investment or premium of a given amount, assuming hypothetical gross annual returns compounded annually, and a stated assumed rate. The values shown for the taxable investment do not include any deduction for management fees or other expenses but assume that taxes are deducted annually from investment returns. The values shown for the variable annuity in a chart reflect the deduction of contractual expenses such as the 1.25% mortality and expense risk charge, the 0.15% administrative charge, and the 0.20% distribution charge, but not the expenses of an underlying investment portfolio. In addition, these values assume that the owner does not surrender the contract or make any partial surrenders until the end of the period shown. The chart assumes a full surrender at the end of the period shown and the payment of taxes at the 31% rate on the amount in excess of the premium.

In developing tax-deferral charts, we will follow these general principles:

      (1)   the assumed rate of earnings will be realistic;

      (2) the chart will depict accurately the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges;

      (3) comparative charts for accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender; and

      (4) a narrative accompanying the chart will disclose prominently that there may be a 10% tax penalty on a surrender by an owner who has not reached age 59 1/2.

The rates of return illustrated are hypothetical and are not an estimate or guaranty of performance. Actual tax rates may vary for different taxpayers.

================================================================================
                              ANNUITY PROVISIONS
================================================================================

Variable Annuity Payments

A variable annuity is an annuity with payments which are not predetermined as to dollar amount and will vary in amount with the net investment results of the applicable subaccounts. At the Annuity Date, the Contract Value in each subaccount will be applied to the applicable annuity tables contained in the contract. The annuity table used will depend upon the payment option chosen. The same Contract Value amount applied to each payment option may produce a different initial annuity payment. If, as of the Annuity Date, the then current annuity rates applicable to contract will provide a larger income than that guaranteed for the same form of annuity under the contract, the larger amount will be paid.

The first annuity payment for each subaccount is determined by multiplying the amount of the Contract Value allocated to that subaccount by the factor shown in the table for the option selected, divided by 1000. The dollar amount of subsequent annuity payments is determined as follows:

      (a) The dollar amount of the first annuity payment is divided by the Annuity Unit value as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the annuity payment period, subject to any transfers.

      (b) The fixed number of Annuity Units is multiplied by the Annuity Unit value for the Valuation Period fourteen days prior to the date of payment.

The total dollar amount of each variable annuity payment is the sum of all subaccount variable annuity payments less the pro rata amount of the administrative charge.

Annuity Unit Value

The value of an Annuity Unit for each subaccount was arbitrarily set initially at $10. This was done when the first portfolio shares were purchased. The Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the subaccount's Annuity Unit value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

      o (a) is the net investment factor for the Valuation Period for which the Annuity Unit value is being determined; and

      o     (b) is the assumed investment factor for such Valuation Period.

The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed investment rate of 5%.

Net Investment Factor

The net investment factor is used to determine how investment results of a portfolio affect the Annuity Unit value of the subaccount from one Valuation Period to the next. The net investment factor for each subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

      o     (a) is equal to:

                  (i) the net asset value per share of the portfolio held in the subaccount determined at the end of that Valuation Period, plus

                  (ii) the per share amount of any dividend or capital gain distribution made by the portfolio held in the subaccount if the "ex-dividend" date occurs during that same Valuation Period, plus or minus

                  (iii) a per share charge or credit, which we determine, for changes in tax reserves resulting from investment operations of the subaccount.

     o      (b) is equal to:

                  (i) the net asset value per share of the portfolio held in the subaccount determined as of the end of the prior Valuation Period, plus or minus

                  (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

     o      (c) is equal to:

                  (i) the percentage factor representing the mortality and expense risk charge, plus

                  (ii) the percentage factor representing the administrative charge.

The net investment factor may be greater or less than the assumed investment factor. Therefore, the Annuity Unit value may increase or decrease from Valuation Period to Valuation Period.

Additional Provisions

We will require proof of age and sex of the Annuitant before making any life annuity payment provided for by the contract. If the age or sex of the Annuitant has been misstated, we will compute the amount payable based on the correct age and sex. If annuity payments have begun, any underpayment that may have been made will be paid in full with the next annuity payment, including interest at the minimum annual rate of 3%. Any overpayments, including interest at the minimum annual rate of 3%, unless repaid to us in one sum, will be deducted from future annuity payments until we are repaid in full.

If a contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

We will give the payee under an annuity payment option a settlement contract for the payment option.

You may assign the contract prior to the Annuity Date. You must send a dated and signed written request to our Administrative Office accompanied by a duly executed copy of any assignment. We are not responsible for the validity of any assignment.

================================================================================
                             FINANCIAL STATEMENTS
================================================================================

Our financial statements are included herein. The financial statements have also been filed electronically with the SEC and can be obtained through its website at http://www.sec.gov. Our financial statements shall be considered only as bearing upon our ability to meet our obligations under the contract. Financial statements of Variable Account A are not included because no contracts have been issued as of the date of this statement of additional information.

                      AMERICAN INTERNATIONAL LIFE ASSURANCE
                               COMPANY OF NEW YORK
                          (a wholly-owned subsidiary of
                       American International Group, Inc.)

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
American International Life Assurance Company of New York

In our opinion, the accompanying balance sheets and the related statements of income, capital funds, cash flows, and comprehensive income present fairly, in all material respects, the financial position of American International Life Assurance Company of New York (a wholly-owned subsidiary of American International Group, Inc.) at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

February 2, 2001

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                                 BALANCE SHEETS
                                 (in thousands)

                                                         December 31,   December 31,
                                                             2000           1999
                                                         ------------   ------------
Assets

Investments and cash:
     Fixed maturities:
        Bonds available for sale, at market value        $5,167,357     $4,973,736
        (cost: 2000 - $5,198,196; 1999 - $5,076,750)
     Equity securities:
         Common stock
         (cost: 2000 - $13,408; 1999 - $12,837)              29,991         24,428
         Non-redeemable preferred stocks
         (cost: 2000 - $24,610; 1999 - $27,047)              24,514         26,602
Mortgage loans on real estate, net of allowance
  (2000 - $19,000; 1999 - $19,000)                          472,576        460,455
Real estate, net of accumulated
 depreciation of $7,626 in 2000 and $6,976 in 1999           15,500         18,937
Policy loans                                                 10,481          9,986
Other invested assets                                       177,002         79,381
Short-term investments, at cost (approximates market
  value)                                                     23,505        143,766
Cash                                                              9            245
                                                         ----------     ----------

    Total investments and cash                            5,920,935      5,737,536

Amounts due from related parties                              9,598          9,470
Investment income due and accrued                            89,363         82,501
Premium and insurance balances receivable                    11,325         17,345
Reinsurance assets                                          351,726        306,663
Deferred policy acquisition costs                            48,334         46,655
Federal income tax receivable                                    --          6,598
Deferred income taxes                                        12,412         55,056
Separate and variable accounts                              386,675        423,534
Other assets                                                    656          1,170
                                                         ----------     ----------

                                    Total assets         $6,831,024     $6,686,528
                                                         ==========     ==========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                                 BALANCE SHEETS
                      (in thousands, except share amounts)

                                                           December 31,     December 31,
                                                                2000            1999
                                                           ------------     ------------
Liabilities
  Policyholder contract deposits                            $ 3,675,472     $ 3,741,873
  Future policy benefits for life and accident and
    health insurance contracts                                1,990,030       1,713,163
  Reserve for unearned premiums                                   6,999           5,948
  Policy and contract claims                                    191,432         335,557
  Reserve for commissions, expenses and taxes                     5,751           5,183
  Insurance balances payable                                      6,208           7,565
  Federal income tax payable                                      1,940              --
  Amounts due to related parties                                  3,105           3,320
  Separate and variable accounts                                386,675         423,534
  Other liabilities                                              62,562          32,137
                                                            -----------     -----------

                                    Total liabilities         6,330,174       6,268,280
                                                            -----------     -----------

Capital funds

  Common stock, $200 par value; 16,125 shares
       authorized, issued and outstanding                         3,225           3,225
  Additional paid-in capital                                    197,025         197,025
  Retained earnings                                             264,977         277,829
  Accumulated other comprehensive income                         35,623         (59,831)
                                                            -----------     -----------

                                    Total capital funds         500,850         418,248
                                                            -----------     -----------

Total liabilities and capital funds                         $ 6,831,024     $ 6,686,528
                                                            ===========     ===========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                              STATEMENTS OF INCOME
                                 (in thousands)

                                                          Years ended December 31,
                                                  ---------------------------------------
                                                     2000           1999           1998
                                                  ---------      ---------      ---------
Revenues:
  Premium income                                  $ 236,174      $ 189,448      $ 100,339
  Net investment income                             454,863        462,215        455,176
  Realized capital losses                           (60,266)       (13,103)        (1,694)
                                                  ---------      ---------      ---------

                  Total revenues                    630,771        638,560        553,821
                                                  ---------      ---------      ---------

Benefits and expenses:
  Death and other benefits                          263,403        244,895        178,401
  Increase in future policy benefits
   and policyholder contract deposits               280,852        239,635        252,476
  Acquisition and insurance expenses                 74,829         65,533         59,662
                                                  ---------      ---------      ---------

                  Total benefits and expenses       619,084        550,063        490,539
                                                  ---------      ---------      ---------

Income before income taxes                           11,687         88,497         63,282
                                                  ---------      ---------      ---------

Income taxes (benefits):
   Current                                           13,372         15,263         33,357
   Deferred                                          (8,833)        16,354        (10,772)
                                                  ---------      ---------      ---------

                  Total income taxes                  4,539         31,617         22,585
                                                  ---------      ---------      ---------

Net income                                        $   7,148      $  56,880      $  40,697
                                                  =========      =========      =========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                           STATEMENTS OF CAPITAL FUNDS
                                 (in thousands)

                                                          Years ended December 31,
                                                 ---------------------------------------
                                                   2000           1999            1998
                                                 ---------      ---------      ---------
Common stock

Balance at beginning of year                     $   3,225      $   3,225      $   3,225
                                                 ---------      ---------      ---------

Balance at end of year                               3,225          3,225          3,225
                                                 ---------      ---------      ---------

Additional paid-in capital

Balance at beginning of year:                      197,025        197,025        197,025
                                                 ---------      ---------      ---------

Balance at end of year                             197,025        197,025        197,025
                                                 ---------      ---------      ---------


Retained earnings
  Balance at beginning of year                     277,829        220,949        190,252
  Net income                                         7,148         56,880         40,697
  Dividends to Stockholders                        (20,000)            --        (10,000)
                                                 ---------      ---------      ---------

  Balance at end of year                           264,977        277,829        220,949
                                                 ---------      ---------      ---------

Accumulated other comprehensive income
  Balance at beginning of year                     (59,831)       194,918        184,681
  Unrealized appreciation (depreciation) of
       investments - net of reclassification
       adjustments                                 146,932       (400,842)        (4,208)
  Deferred income tax benefit (expense) on
       changes and future policy benefits          (51,478)       146,093         14,445
                                                 ---------      ---------      ---------

   Balance at end of year                           35,623        (59,831)       194,918
                                                 ---------      ---------      ---------

               Total capital funds               $ 500,850      $ 418,248      $ 616,117
                                                 =========      =========      =========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                      Years ended December 31,
                                                                          ---------------------------------------------
                                                                             2000              1999             1998
                                                                          -----------      -----------      -----------
Cash flows from operating activities:
 Net income                                                               $     7,148      $    56,880      $    40,697
                                                                          -----------      -----------      -----------

Adjustments to reconcile net income to net cash provided by operating activities:
 Non-cash revenues, expenses, gains and losses included in income:
 Change in insurance reserves                                                 133,793           45,730          323,971
 Change in premiums and insurance balances
  receivable and payable -net                                                   4,662           (5,697)           4,753
 Change in reinsurance assets                                                 (45,063)        (279,429)          (6,624)
 Change in deferred policy acquisition costs                                   (1,680)          (5,234)          (1,674)
 Change in investment income due and accrued                                   (6,861)            (799)             628
 Realized capital losses                                                       60,266           13,103            1,694
 Change in current and deferred income taxes -net                                (295)           2,133           (6,220)
 Change in reserves for commissions, expenses and taxes                           568              135              480
 Change in other assets and liabilities - net                                  35,850            2,969          (24,194)
                                                                          -----------      -----------      -----------
Total adjustments                                                             181,240         (227,089)         292,814
                                                                          -----------      -----------      -----------
 Net cash (used in) provided by operating activities                          188,388         (170,209)         333,511
                                                                          -----------      -----------      -----------

Cash flows from investing activities:
 Cost of fixed maturities, at market sold                                     281,411          913,262          317,042
 Cost of fixed maturities, at market matured or redeemed                      462,195          641,409          824,480
 Cost of equity securities sold                                                 3,047            1,149            1,413
 Cost of real estate sold                                                       2,786               --            5,107
 Realized capital losses                                                      (60,266)         (13,103)          (1,694)
 Purchase of fixed maturities                                                (848,607)      (1,815,447)      (1,202,023)
 Purchase of equity securities                                                 (1,182)         (14,641)         (13,671)
 Mortgage loans granted                                                      (108,183)         (64,782)        (140,623)
 Repayments of mortgage loans                                                  96,067          148,799          150,803
 Change in policy loans                                                          (496)             296              401
 Change in short-term investments                                             120,260          108,799         (172,672)
 Change in other invested assets                                              (28,228)         (22,632)         (12,118)
 Other - net                                                                  (21,027)          (4,525)         (16,637)
                                                                          -----------      -----------      -----------
  Net cash used in investing activities                                      (102,223)        (121,416)        (260,192)
                                                                          -----------      -----------      -----------

Cash flows from financing activities:
 Change in policyholder contract deposits                                     (66,401)         134,683           93,569
 Dividends to stockholders                                                    (20,000)              --          (10,000)
                                                                          -----------      -----------      -----------
    Net cash provided by financing activities                                 (86,401)         134,683           83,569
                                                                          -----------      -----------      -----------

Change in cash                                                                   (236)        (156,942)         156,888
Cash at beginning of year                                                         245          157,187              299
                                                                          -----------      -----------      -----------
Cash at end of year                                                       $         9      $       245      $   157,187
                                                                          ===========      ===========      ===========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

                                                        Years ended December 31,
                                                ---------------------------------------
                                                   2000           1999           1998
                                                ---------      ---------      ---------
Comprehensive income

Net income                                      $   7,148      $  56,880      $  40,697
                                                ---------      ---------      ---------

Other comprehensive income

Unrealized appreciation (depreciation) of
    investments - net of reclassification
    adjustments                                   146,932       (400,842)        (4,208)
 Changes due to deferred income tax benefit
    (expense) on changes in
    future policy benefits                        (51,478)       146,093         14,445
                                                ---------      ---------      ---------

  Other comprehensive income                       95,454       (254,749)        10,237
                                                ---------      ---------      ---------

 Comprehensive income                           $ 102,602      $(197,869)     $  50,934
                                                =========      =========      =========

                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

      (a) Basis of Presentation: American International Life Assurance Company of New York (the Company) is a wholly owned subsidiary of American International Group, Inc. (the Parent). The financial statements of the Company have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company is licensed to sell life and accident & health insurance in the District of Columbia and all states except Arizona, Connecticut and Maryland. The Company is also licensed in America Samoa, Virgin Islands and Guam.

            The Company also files financial statements prepared in accordance with statutory practices prescribed or permitted by the Insurance Department of the State of New York. Financial statements prepared in accordance with GAAP differ in certain respects from the practices prescribed or permitted by regulatory authorities. The significant differences are: (1) statutory financial statements do not reflect fixed maturities available for sale at market value; (2) policy acquisition costs, charged against operations as incurred for regulatory purposes, have been deferred and are being amortized over the anticipated life of the contracts; (3) individual life and annuity policy reserves based on statutory requirements have been adjusted based upon mortality, lapse and interest assumptions applicable to these coverages, including provisions for reasonable adverse deviations; these assumptions reflect the Company's experience and industry standards; (4) deferred income taxes not recognized for regulatory purposes have been provided for temporary differences between the bases of assets and liabilities for financial reporting purposes and tax purposes; (5) for regulatory purposes, future policy benefits, policyholder contract deposits, policy and contract claims and reserve for unearned premiums are presented net of ceded reinsurance; and (6) an asset valuation reserve and interest maintenance reserve using National Association of Insurance Commissioners (NAIC) formulas are set up for regulatory purposes.

      (b) Investments: Fixed maturities available for sale, where the company may not have the ability or positive intent to hold these securities until maturity, are carried at current market value. Interest income with respect to fixed maturity securities is accrued currently. Included in fixed maturities available for sale are collateralized mortgage obligations (CMOs). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments over their estimated lives. Common and non-redeemable preferred stocks are carried at current market values. Dividend income is generally recognized when receivable. Short-term investments are carried at cost, which approximates market.

            Unrealized gains and losses from investments in equity securities, fixed maturities available for sale and other invested assets are reflected as a separate component of comprehensive income, net of deferred income taxes and future policy benefits in capital funds currently.

            Realized capital gains and losses are determined principally by specific identification. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income for the difference between cost or amortized cost and estimated net realizable value.

            Mortgage loans on real estate are carried at unpaid principal balance less unamortized loan origination fees and costs less an allowance for uncollectible loans. Interest income on such loans is accrued currently.

            Real estate is carried at depreciated cost and is depreciated on a straight-line basis over 31.5 years. Expenditures for maintenance and repairs are charged to income as incurred; expenditures for betterments are capitalized and depreciated over their estimated lives.

            Policy loans are carried at the aggregate unpaid principal balance.

            Other invested assets consist primarily of limited partnerships and other investments not classified elsewhere herein. These assets are recorded using either the cost or the equity method depending on the type of investment. Unrealized gains and losses from the revaluation of those investments carried at market values are reflected in comprehensive income, net of any related deferred income tax.

      (c) Income Taxes: The Company joins in a consolidated federal income tax return with the Parent and its domestic subsidiaries. The Company and the Parent have a written tax allocation agreement whereby the Parent agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate return. Additionally, the Parent agrees to reimburse the Company for any tax benefits arising out of its net losses within ninety days after the filing of that consolidated tax return for the year in which these losses are utilized. Deferred federal income taxes are provided for temporary differences related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

      (d) Premium Recognition and Related Benefits and Expenses: Premiums for traditional life insurance and life contingent annuity contracts are recognized when due. Revenues for universal life and investment-type products consist of policy charges for the cost of insurance, administration, and surrenders during the period. Premiums on accident and health insurance are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as unearned premiums. Estimates of premiums due but not yet collected are accrued. Policy benefits and expenses are associated with earned premiums on long-duration contracts resulting in a level recognition of profits over the anticipated life of the contracts.

            Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Deferred policy acquisition costs and policy initiation costs related to universal life and investment-type products are amortized in relation to expected gross profits over the life of the policies (see Note 3).

            The liability for future policy benefits and policyholder contract deposits is established using assumptions described in Note 4.

      (e) Policy and Contract Claims: Policy and contract claims include amounts representing: (1) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and
            (2) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in income currently.

      (f) Separate and Variable Accounts: These accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders. Each account has specific investment objectives, and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company.

      (g) Reinsurance Assets: Reinsurance assets include the balances due from both reinsurance and insurance companies under the terms of the Company's reinsurance arrangements for ceded unearned premiums, future policy benefits for life and accident and health insurance contracts, policyholder contract deposits and policy and contract claims. It also includes funds held under reinsurance treaties.

      (h)   Accounting Standards:

            In June 1998, FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FASB 133). In June 2000, FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" (FASB 138).

            Together, these Statements require the Company to recognize all derivatives in the balance sheet at fair value. The financial statement recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. FASB 133 and FASB 138 are effective for the company for the year commencing January 1, 2001. The impact of the adoption of FASB 133 and FASB 138 at January 1, 2001 with respect to the Company's results of operations, financial condition and liquidity is deemed insignificant.

2. Investment Information

(a) Statutory Deposits: Securities with a carrying value of $16,652,000 and $17,560,000 were deposited by the Company under requirements of regulatory authorities as of December 31, 2000 and 1999, respectively.

(b) Net Investment Income: An analysis of net investment income is as follows (in thousands):

                                          Years ended December 31,
                                    ----------------------------------
                                      2000         1999         1998
                                    --------     --------     --------
Fixed maturities                    $398,501     $392,878     $386,353
Equity securities                      3,074        2,309        1,702
Mortgage loans                        40,595       45,173       52,443
Real estate                            1,979        2,113        2,782
Policy loans                             742          750          713
Cash and short-term investments        5,829        7,507        4,334
Other invested assets                  9,055       16,026       11,209
                                    --------     --------     --------
       Total investment income       459,775      466,756      459,536

Investment expenses                    4,912        4,541        4,360
                                    --------     --------     --------

       Net investment income        $454,863     $462,215     $455,176
                                    ========     ========     ========

(c) Investment Gains and Losses: The net realized capital gains (losses) and change in unrealized appreciation (depreciation) of investments for 2000, 1999 and 1998 are summarized below (in thousands):

                                                  Years ended December 31,
                                            ------------------------------------
                                              2000          1999           1998
                                            --------      --------      --------
Realized gains (losses) on investments:
Fixed maturities                            $(57,820)    $ (15,407)     $ (3,908)
Equity securities                                340         1,702           124
Real Estate                                   (2,786)           --         2,079
Other                                             --           602            11
                                            --------      --------      --------
Realized gains (losses)                     $(60,266)    $ (13,103)      $(1,694)
                                            ========      ========      ========

Change in unrealized appreciation
    (depreciation) of investments:
Fixed maturities                            $ 72,175     $(369,679)     $(16,268)
Equity securities                              5,341        (3,812)        1,272
Other invested assets                         69,416       (27,351)       10,788
                                           ---------     ---------     ---------
 Change in unrealized appreciation
    (depreciation) of investments           $146,932     $(400,842)     $ (4,208)
                                           =========     =========     =========

Proceeds from the sale of investments in fixed maturities during 2000, 1999 and 1998 were $281,411,000, $913,263,000 and $317,042,000, respectively.

During 2000, 1999 and 1998, gross gains of $4,565,000, $8,369,000 and $0, respectively, and gross losses of $62,385,000, $23,776,000 and $3,908,000, respectively, were realized on dispositions of fixed maturities.

During 2000, 1999 and 1998, gross gains of $340,000, $1,712,000 and $126,000, respectively, and gross losses of $0, $10,000 and $2,000, respectively, were realized on dispositions of equity securities.

(d)   Market Value of Fixed Maturities and Unrealized Appreciation of
      Investments:

      At December 31, 2000 and 1999, unrealized appreciation of investments in equity securities (before applicable taxes) included gross gains of $19,335,000 and $15,424,000 and gross losses of $2,848,000 and $4,278,000, respectively.

      The amortized cost and estimated market values of investments in fixed maturities at December 31, 2000 and 1999 are as follows (in thousands):

                                                       Gross          Gross         Estimated
        2000                          Amortized      Unrealized     Unrealized       Market
        ----                             Cost          Gains          Losses          Value
                                      ----------     ----------     ----------     ----------
Fixed maturities:
   U.S. Government and government
       agencies and authorities       $   70,479     $   21,557     $       --     $   92,036
   States, municipalities and
       political subdivisions            573,588         26,906            125        600,369
   Foreign governments                     8,794            490             --          9,284
   All other corporate                 4,545,335        121,556        201,223      4,465,668
                                      ----------     ----------     ----------     ----------

Total fixed maturities                $5,198,196     $  170,509     $  201,348     $5,167,357
                                      ==========     ==========     ==========     ==========

                                                       Gross          Gross        Estimated
        1999                          Amortized      Unrealized     Unrealized       Market
        ----                             Cost          Gains          Losses          Value
                                      ----------     ----------     ----------     ----------
Fixed maturities:
   U.S. Government and government
       agencies and authorities       $   68,605     $   13,612     $      407     $   81,810
   States, municipalities and
       political subdivisions            665,514         16,609          4,317        677,806
   Foreign governments                     9,307            108            247          9,168
   All other corporate                 4,333,324         57,006        185,378      4,204,952
                                      ----------     ----------     ----------     ----------

Total fixed maturities                $5,076,750     $   87,335     $  190,349     $4,973,736
                                      ==========     ==========     ==========     ==========

The amortized cost and estimated market value of fixed maturities available for sale at December 31, 2000, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Estimated
                                           Amortized        Market
                                              Cost           Value
                                           ----------     ----------

Due in one year or less                    $  412,615     $  413,417
Due after one year through five years       1,935,705      1,937,504
Due after five years through ten years      1,451,437      1,407,942
Due after ten years                         1,398,439      1,408,494
                                           ----------     ----------

                                           $5,198,196     $5,167,357
                                           ==========     ==========

(e) CMOs: CMOs are U.S. Government and Government agency backed and triple A-rated securities. CMOs are included in other corporate fixed maturities. At December 31, 2000 and 1999, the market value of the CMO portfolio was $775,942,000 and $883,693,000, respectively; the estimated amortized cost was approximately $759,121,000 in 2000 and $883,419,000 in 1999. The
      Company's CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 2000.

(f) Fixed Maturities Below Investment Grade: At December 31, 2000 and 1999, the fixed maturities held by the Company that were below investment grade had an aggregate amortized cost of $524,457,000 and $526,765,000, respectively, and an aggregate market value of $405,543,000 and $467,170,000, respectively.

(g) Non-income Producing Assets: Non-income producing assets were insignificant.

(h) Investments Greater than 10% Equity: The market value of investments in the following company exceeded 10% of the Company's total capital funds at December 31, 2000 (in thousands).

      Private Equity Investors III, L.P.           $72,210

3.    Deferred Policy Acquisition Costs

      The following reflects the policy acquisition costs deferred (commissions, direct solicitation and other costs) which will be amortized against future income and the related current amortization charged to income, excluding certain amounts deferred and amortized in the same period (in thousands):

                                             Years ended December 31,
                                     ------------------------------------
                                       2000          1999          1998
                                     --------      --------      --------

    Balance at beginning of year     $ 46,655      $ 41,421      $ 39,748
    Acquisition costs deferred          7,986         9,166         7,323
    Amortization charged to income     (6,307)       (3,932)       (5,650)
                                     --------      --------      --------
    Balance at end of year           $ 48,334      $ 46,655      $ 41,421
                                     ========      ========      ========

4.    Future Policy Benefits and Policyholder Contract Deposits

      (a) The analysis of the future policy benefits and policyholder contract deposits liabilities as at December 31, 2000 and 1999 follows (in thousands):

                                              2000           1999
                                           ----------     ----------
Future policy benefits:
Long duration contracts                    $1,963,603     $1,691,028
Short duration contracts                       26,427         22,135
                                           ----------     ----------
                                           $1,990,030     $1,713,163
                                           ==========     ==========

Policyholder contract deposits:
Annuities                                  $2,875,838     $2,924,027
Guaranteed investment contracts (GICs)        653,004        678,240
Universal life                                105,241        105,223
Corporate owned life insurance                 27,717         26,254
Other investment contracts                     13,672          8,129
                                           ----------     ----------
                                           $3,675,472     $3,741,873
                                           ==========     ==========

(b) Long duration contract liabilities included in future policy benefits, as presented in the table above, result from traditional life and annuity products. Short duration contract liabilities are primarily accident and health products. The liability for future policy benefits has been established based upon the following assumptions:

      (i) Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 3.0 percent to 10.0 percent. Interest rates on immediate/terminal funding annuities are at a maximum of 12.2 percent and grade to not greater than 7.5 percent.

      (ii) Mortality and withdrawal rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual life approximated 2.4 percent.

(c) The liability for policyholder contract deposit has been established based on the following assumptions:

      (i) Interest rates credited on deferred annuities vary by year of issuance and range from 4.8 percent to 8.3 percent. Credited interest rate guarantees are generally for a period of one year. Withdrawal charges generally range from 3.0 percent to 10.0 percent grading to zero over a period of 5 to 10 years.

      (ii) GICs have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 5.4 percent to 8.0 percent and maturities range from 3 to 7 years.

      (iii) Interest rates on corporate-owned life insurance business are guaranteed at 4.0 percent and the weighted average rate credited in 2000 was 6.2 percent.

      (iv) The universal life funds, exclusive of corporate-owned life insurance business, have credited interest rates of 5.8 percent to
            6.5 percent and guarantees ranging from 4.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 11.0 percent of the fund balance and grade to zero over a period not longer than 20 years.

5.    Income Taxes

      (a) The Federal income tax rate applicable to ordinary income is 35% for 2000, 1999 and 1998. Actual tax expense on income from operations differs from the "expected" amount computed by applying the Federal income tax rate because of the following (in thousands except percentages):

                                                Years ended December 31,
                                                -----------------------
                                  2000                   1999                    1998
                         ---------------------    -------------------   ---------------------
                                      Percent                Percent                Percent
                                        of                      of                    of
                                      pre-tax                pre-tax                pre-tax
                                     operating              operating              operating
                           Amount     Income      Amount      Income    Amount       Income
                         ---------------------    -------------------   --------------------
"Expected" income tax
      expense             $ 4,090        35.0%    $30,974       35.0%   $22,149       35.0%
State income tax              751         6.4         418        0.5        194        0.3
Other                        (302)       (2.6)        225        0.3        242        0.4
                          -------        ----     -------       ----    -------       ----
Actual income
      tax expense         $ 4,539        38.8%    $31,617       35.8%   $22,585       35.7%
                          =======      ======     =======     ======    =======       ====

      (b) The components of the net deferred tax liability were as follows (in thousands):

                                              Years ended December 31,
                                              ------------------------
                                                2000            1999
                                              --------        --------
Deferred tax assets:
  Adjustments to mortgage loans and
        investment income due and accrued     $  8,050        $  6,876
  Adjustment to life policy reserves            39,200          39,467
  Unrealized depreciation of investments            --          32,034
  Other                                            129             168
                                              --------        --------
                                                47,379          78,545
                                              --------        --------
Deferred tax liabilities:
   Deferred policy acquisition costs          $  2,361        $  2,875
   Fixed maturities discount                     8,457          16,199
   Unrealized appreciation on investments       19,357              --
   Other                                         4,792           4,415
                                              --------        --------
                                                34,967          23,489
                                              --------        --------

 Net deferred tax (asset) liability           $(12,412)       $(55,056)
                                              ========        --------

(c) At December 31, 2000, accumulated earnings of the Company for Federal income tax purposes include approximately $2,879,000 of "Policyholders' Surplus" as defined under the Code. Under provisions of the Code, "Policyholders' Surplus" has not been currently taxed but would be taxed at current rates if distributed to the Parent. There is no present intention to make cash distributions from "Policyholders' Surplus" and accordingly, no provision has been made for taxes on this amount.

(d) Income taxes paid in 2000, 1999, and 1998 amounted to $3,413,000, $28,174,000, and $26,796,000, respectively.

6.    Commitments and Contingent Liabilities

      The Company, in common with the insurance industry in general, is subject to litigation, including claims for punitive damages, in the normal course of their business. The Company does not believe that such litigation will have a material effect on its operating results and financial condition.

      The Company is a limited partner in Chardon/Hato Rey Partnership (Puerto
      Rico). The partnership agreement requires the Company to make an additional capital contribution of up to $3,000,000 to cover construction cost overruns or operating deficits. Construction was completed in 1992, the building is fully leased and profitable; therefore, no demands are foreseen.

      During 1997, the Company entered into a partnership agreement with Private Equity Investors III, L.P. As of December 31, 2000, the Company's unused capital commitment was $2,432,000. Contributions totaling $22,526,000 have been made through December 31, 2000.

      During 1998, the Company entered into a partnership agreement with Sankaty High Yield Asset Partners, L.P. The agreement requires the Company to make capital contributions totaling $2,993,000. Contributions totaling $2,745,000 have been made through December 31, 2000.

      During 1999, the Company entered into a partnership agreement with G2 Opportunity Fund, LP. The agreement requires the Company to make capital contributions totaling $12,500,000. Contributions totaling $12,108,000 have been made through December 31, 2000.

      During 1999, the Company entered into a partnership agreement with CVC Capital Funding LLC. The agreement requires the Company to make capital contributions totaling $10,000,000. No contributions have been made as of December 31, 2000.

      During 1999, the Company entered into a partnership agreement with Private Equity Investors IV, L.P. The agreement requires the Company to make capital contributions totaling $73,000,000. Contributions totaling $30,170,000 have been made through December 31, 2000.

      During 2000, the Company entered into a partnership agreement with G3 Strategic Investment L.P. The agreement requires the Company to make capital contributions totaling $12,500,000. Contributions totaling $6,375,000 have been made through December 31, 2000.

7.    Fair Value of Financial Instruments

      (a) Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" (FASB 107) requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. These financial instruments may or may not be recognized in the balance sheet. In the measurement of the fair value of certain of the financial instruments, quoted market prices were not available and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. FASB 107 excludes certain financial instruments, including those related to insurance contracts.

            The following methods and assumptions were used by the Company in estimating the fair value of the financial instruments presented:

            Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate fair value.

            Fixed maturities: Fair values for fixed maturity securities carried at market value are generally based upon quoted market prices. For certain fixed maturities for which market prices were not readily available, fair values were estimated using values obtained from independent pricing services.

            Equity securities: Fair values for equity securities were based upon quoted market prices.

            Mortgage and policy loans: Where practical, the fair values of loans on real estate were estimated using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. The fair values of policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived. Therefore, the fair value of policy loans was estimated at carrying value.

            Policyholder contract deposits: Fair values of policyholder contract deposits were estimated using discounted cash flow calculations based upon interest rates currently being offered for similar contracts consistent with those remaining for the contracts being valued.

      (b) The fair value and carrying amounts of financial instruments is as follows (in thousands):

            2000
            ----
                                        Fair         Carrying
                                       Value          Amount
                                     ---------      ---------
Cash and short-term investments     $   23,514     $   23,514
Fixed maturities                     5,167,357      5,167,357
Equity securities                       54,505         54,505
Mortgage and policy loans              509,282        483,057

Policyholder contract deposits      $3,769,539     $3,675,472

           1999
           ----
                                        Fair         Carrying
                                       Value          Amount
                                     ---------      ---------
Cash and short-term investments     $  144,011     $  144,011
Fixed maturities                     4,973,736      4,973,736
Equity securities                       51,030         51,030
Mortgage and policy loans              476,653        470,441

Policyholder contract deposits      $3,807,329     $3,741,873

8.    Capital Funds

      (a) The Company may not distribute dividends to the Parent without prior approval of regulatory agencies. Generally, this limits the payment of such dividends to an amount which, in the opinion of the regulatory agencies, is warranted by the financial condition of the Company. During 2000, 1999 and 1998, the Company paid dividends of $20,000,000, $0 and $10,000,000, respectively, to its stockholders.

      (b) The Company's capital funds as determined in accordance with statutory accounting practices were $358,209,000 at December 31, 2000 and $387,814,000 at December 31, 1999. Statutory net
            (loss)/income amounted to $(3,668,000), $66,418,000 and $35,386,000 for 2000, 1999 and 1998, respectively.

      (c) Statement of Accounting Standards No. 130 "Comprehensive Income" (FASB 130) was adopted by the Company effective January 1, 1998. FASB 130 establishes standards for reporting comprehensive income and its components as part of capital funds. The reclassification adjustments with respect to available for sale securities were $(60,263,000), $(13,103,000), and $(1,694,000) for December 31,
            2000, 1999 and 1998, respectively.

9.    Employee Benefits

      (a) The Company participates with its affiliates in a qualified, non-contributory, defined benefit pension plan which is administered by the Parent. All qualified employees who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. Annual funding requirements are determined based on the "projected unit credit" cost method which attributes a pro rata portion of the total projected benefit payable at normal retirement to each year of credited service. Pension expense for current service costs, retirement and termination benefits for the years ended December 31, 2000, 1999 and 1998 were approximately $11,000, $153,000 and $238,000, respectively. The Parent's plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. The projected benefit obligations exceeded the plan assets at December 31, 2000 by $146,000,000.

            The Parent has adopted a Supplemental Executive Retirement Program (Supplemental Plan) to provide additional retirement benefits to designated executives and key employees. Under the Supplemental Plan, the annual benefit, not to exceed 60 percent of average final compensation, accrues at a percentage of average final pay multiplied for each year of credited service reduced by any benefits from the current and any predecessor retirement plans, Social Security, if any, and from any qualified pension plan of prior employers. The Supplemental Plan also provides a benefit equal to the reduction in benefits payable under the AIG retirement plan as a result of Federal limitations on benefits payable thereunder. Currently, the Supplemental Plan is unfunded.

      (b) The Parent also sponsors a voluntary savings plan for domestic employees (a 401(k) plan), which during the three years ended December 31, 2000, provided for salary reduction contributions by employees and matching contributions by the Parent of up to 6 percent of annual salary depending on the employees' years of service.

      (c) On April 1, 1985, the Parent terminated and replaced its then existing U.S. pension plan, a contributory qualified defined benefit plan, with the current non-contributory qualified defined benefit plan. Settlement of the obligations of the prior plan was accomplished through the purchase of annuities from the Company for accrued benefits as of the date of termination. Future policy benefits reserves in the accompanying balance sheet that relate to these annuity contracts are $77,027,000 at December 31, 2000 and $82,647,000 at December 31, 1999.

      (d) In addition to the Parent's defined benefit pension plan, the Parent and its subsidiaries provide a post-retirement benefit program for medical care and life insurance. Eligibility in the various plans is generally based upon completion of a specified period of eligible service and reaching a specified age.

      (e) The Parent applies APB Opinion 25 "Accounting for Stock issued to Employees" and related interpretations in accounting for its stock-based compensation plans. Employees of the Company participate in certain stock option and stock purchase plans of the Parent. In general, under the stock option plan, officers and other key employees are granted options to purchase AIG common stock at a price not less than fair market value at the date of grant. In general, the stock purchase plan provides for eligible employees to receive privileges to purchase AIG common stock at a price equal to 85% of the fair market value on the date of grant of the purchase privilege. The Parent has not recognized compensation costs for either plan. The effect of the compensation costs, as determined consistent with FASB 123, was not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of the Parent and therefore are not presented herein.

10.   Leases

(a) The Company occupies leased space in many locations under various long-term leases and has entered into various leases covering the long-term use of data processing equipment. At December 31, 2000, the future minimum lease payments under operating leases were as follows:

               Year                                           Payments
               ----                                           --------

                2001                                           $1,478
                2002                                            1,096
                2003                                              911
                2004                                              858
                Remaining years after 2004                        300
                                                              -------

                Total                                          $4,643
                                                               ======

      Rent expense approximated $1,644,000, $1,667,000 and $1,604,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

11.   Reinsurance

      (a) The Company reinsures portions of its life and accident and health insurance risks with unaffiliated companies. Life insurance risks are reinsured primarily under coinsurance and yearly renewable term treaties. Accident and health insurance risks are reinsured primarily under coinsurance, excess of loss and quota share treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Company also reinsures portions of its life and accident and health insurance risks with affiliated companies (see Note 12).

            The effect of all reinsurance contracts, including reinsurance assumed, is as follows (in thousands, except percentages):

                                                                                           Percentage
      December 31, 2000                                                                     of Amount
      -----------------                                                                      Assumed
                                Gross          Ceded          Assumed           Net          to Net
                                -----          -----          -------           ---          ------
Life Insurance in Force     $35,128,181     $25,210,909     $25,384,029     $35,301,301       71.9%
                            ===========     ===========     ===========     ===========
Premiums:
  Life                          105,500           3,147             764         103,117        0.7%
  Accident and Health            22,832          10,655          29,278          41,455       70.6%
  Annuity                        91,602              --              --          91,602         --
                            -----------     -----------     -----------     -----------

Total Premiums              $   219,934     $    13,802     $    30,042     $   236,174       12.7%
                            ===========     ===========     ===========     ===========

11.  Reinsurance - (continued)

                                                                                             Percentage
      December 31, 1999                                                                       of Amount
      -----------------                                                                        Assumed
                               Gross           Ceded           Assumed          Net             to Net
                               -----           -----           -------          ---         --------------
Life Insurance in Force     $32,831,967     $   604,100     $     2,573     $32,230,440            --
                            ===========     ===========     ===========     ===========
Premiums:
  Life                           98,471           2,925              64          95,610           0.7%
  Accident and Health            18,940           8,431          31,393          41,902          74.9%
  Annuity                        51,936              --              --          51,936            --
                            -----------     -----------     -----------     -----------

Total Premiums              $   169,347     $    11,356     $    31,457     $   189,448          16.6%
                            ===========     ===========     ===========     ===========
                                                                                             Percentage
      December 31, 1998                                                                       of Amount
      -----------------                                                                        Assumed
                               Gross          Ceded         Assumed         Net                 to Net
                               -----          -----         -------         ---            --------------
Life Insurance in Force     $5,157,694     $  579,949     $      446     $4,578,191                --
                            ==========     ==========     ==========     ==========
Premiums:
  Life                          55,199          3,320             75         51,954               0.1%
  Accident and Health           16,144          6,470         23,215         32,889              70.6%
  Annuity                       15,496             --             --         15,496                --
                            ----------     ----------     ----------     ----------

Total Premiums              $   86,839     $    9,790     $   23,290     $  100,339              23.2%
                            ==========     ==========     ==========     ==========


(b)   The maximum amount retained on any one life by the Company is $1,000,000.

(c) Reinsurance recoveries, which reduced death and other benefits, approximated $19,191,000, $287,073,000 and $12,396,000 respectively, for the years ended December 31, 2000, 1999 and 1998.

      The Company's reinsurance arrangements do not relieve it from its direct obligation to its insureds.

12.   Transactions with Related Parties

      (a) The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income and commission ceded to affiliates amounted to $539,000 and $0, respectively, for the year ended December 31, 2000. Premium income and commission ceded for 1999 amounted to $277,263,000 and $0, respectively. Premium income and commission ceded for 1998 amounted to $ 89,000 and $2,000, respectively. Premium income and ceding commission expense assumed from affiliates aggregated $24,434,000 and $691,000, respectively, for 2000, compared to $25,496,000 and $88,000, respectively, for 1999, and $19,536,000 and $(545,000), respectively, for 1998.

      (b) The Company provides life insurance coverage to employees of the Parent and its domestic subsidiaries in connection with the Parent's employee benefit plans. The statement of income includes $5,715,000 in premiums relating to this business for 2000, $5,366,000 for 1999, and $5,124,000 for 1998.

      (c) The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2000, 1999 and 1998, the Company was charged $32,138,000, $27,700,000 and $23,757,000, respectively, for expenses attributed to the Company but incurred by affiliates. During the same period, the Company received reimbursements from affiliates aggregating $36,462,000, $32,219,000 and $28,405,000, respectively, for costs incurred by the Company but attributable to affiliates.

      (d) During 1999, the Company entered into a reinsurance treaty with Lexington Insurance Company whereby the Company ceded a block of Ordinary Life business and transferred cash and securities valued at $276,917,000.

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

(a)   Financial Statements

      Audited Statements of American International Life Assurance Company of New York for the year ended December 31, 2000, are included in Part B of the registration statement.

(b)   Exhibits

      1. Certificate of Resolution for American International Life Assurance Company of New York dated June 5, 1986, authorizing the issuance and sale of variable and fixed annuity contracts.*

      2.    N/A

      3.    (a)   Principal Underwriter's Agreement between American
                  International Life Assurance Company of New York and American
                  International Fund Distributors, dated August 1, 1988;*

            (b) Broker/Dealer Agreement between American International Life Assurance Company of New York and American International Fund Distributors, dated August 1, 1988;*

            (c) Selling Agreement between American International Life Assurance Company of New York, AIG Life Insurance Company and AIG Equity Sales Corporation, dated October 1998*

            (d) Distribution Agreement between American International Life Assurance Company of New York, AIG Life Insurance Company and Alliance Fund Distributors, dated June 11, 1991;*

            (e) Buy Sell Agreement between American International Life Assurance Company of New York and Alliance Variable Products Series Fund and Alliance Capital Management, L.P., dated June 11, 1991*

      4.    (a)   Form of Individual Variable Annuity Single Purchase Payment
                  Policy (45649 - 4/87)*

            (b)   Form of Individual Variable Annuity Policy (21VAN0896NY)*

            (c)   Form of Group Variable Annuity Policy (21GVAN897NY)*

            (d)   Form of Variable Annuity Certificate of Coverage(26GVAN897NY)*

            (e)   Form of Group Immediate Variable Annuity Contract
                  (21GVIA1000)##

            (f) Form of Individual Variable Annuity Policy (26GVIA1000) and Certificate Schedule##

            (g)   Form of Group Variable Annuity Group Contract (21GVAN999)###

            (h)   Form of Variable Annuity Certificate of Coverage
                  (26GVAN999NY)###

            (i) Form of Variable Annuity Certificate of Coverage and Contract (26GNSVAN800)####

      5.    (a)   Form of Single Premium Variable Annuity application (52971
                  11/96)*

            (b)   Form of Group Variable Annuity application (24GVAN897)*

      6.    (a)   By-Laws of American International Life Assurance Company of
                  New York as amended on 3/25/75;*

            (b) Certificate of Incorporation of American International Life Assurance Company of New York, dated March 5, 1962;*

            (c) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated February 4, 1972;*

            (d) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated January 18, 1985;*

            (e) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated June 1, 1987;*

            (f) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated March 22, 1989;*

            (g) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated June 27, 1991*

      (7)   N/A

      (8) Delaware Valley Financial Services, Inc. Administrative Agreement, appointing Delaware Valley Financial Services, Inc. by AIG Life Insurance Company and American International Life Assurance Company of New York, dated October 1, 1986*

      (9)   Opinion and Consent of Counsel. (filed electronically herewith)

      (10)  (a)   Consent of Morgan, Lewis & Bockius LLP. (filed electronically herewith)

            (b) Consent of Independent Accountants. (filed electronically herewith)

      (11)  N/A

      (12)  N/A

      (13)  Performance Data #

      (14)  (a)   Powers of Attorney **
            (b)   Power of Attorney ***

* Incorporated by reference to Registrant's Post-Effective Amendment No. 10 to Form N-4 (File No. 33-39170), filed on October 27, 1998.

** Incorporated by reference to Registrant's Post-Effective Amendment No. 2 to Form N-4 (File No. 33-90686) filed on May 2, 1997.

*** Incorporated by reference to Registrant's Post-Effective Amendment No. 12 to Form N-4 (File No. 33-39170) filed on May 1, 2000.

# Incorporated by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4 (File No. 33-39171) filed on May 1, 1993.

## Incorporated by reference to Registrant's Registration Statement to N.4 (File No. 33-63412) filed on June 20, 2001.

### Incorporated by reference to Registrant's Registration Statement on Form N-4 (File No. 333-63730) filed on June 25, 2001.

#### Incorporated by reference to Registrant's Registration Statement on Form N-4 (File No. 333-67866) filed on August 17, 2001.

Item 25. Directors and Officers of the Depositor.

The following are the Principal Officers and Directors of the Company:

Officers:

Name and Principal                     Position and Offices
Business Address                       with the Company

Michele L. Abruzzo                     Director, Senior Executive Vice President
80 Pine Street
New York, New York 10005

James A. Bambrick                      Senior Vice President
One Alico Plaza
600 King Street
Wilmington, DE 19801

Paul S. Bell                           Director, Senior Vice President,
One Alico Plaza                        Chief Actuary
600 King Street
Wilmington, DE 19801

Marion E. Fajen                        Director
5608 N. Waterbury Road
Des Moines, IA 50312

Partick J. Foley                       Director
Donovan, Perry, Carbon
   McDermit & Radzil
Wall Street Plaza
88 Pine Street
New York, NY 10005

Cecil C. Gamwell, III                  Director
419 West Beach Road
Charleston, RI 02813

Maurice R. Greenberg                   Director
70 Pine Street
New York, New York 10270

Jack R. Harnes                         Director
70 Pine Street
New York, New York 10270

John Iniss Howell                      Director
Indian Rock Corporation
263 Glenville Road, 2nd Floor
Greenwich, CT 06831

Jeffrey M. Kestenbaum                  Executive Vice President
80 Pine Street
New York, New York 10005

Jerome T. Muldowney                    Director, Senior Vice  President
175 Water Street
New York, New York 10038

Edward E. Matthews                     Senior Vice President - Finance
70 Pine Street
New York, New York 10270

Robinson Kendall Nottingham            Director, Chairman of the Board
One Alico Plaza
600 King Street
Wilmington, DE 19801

John Oehmke                            Chief Financial Officer, Vice President
One Alico Plaza
600 King Street
Wilmington, DE 19801

Nicholas A. O'Kulich                   Director, Vice  Chairman, Treasurer
70 Pine Street
New York, New York 10270

Edmund Sze-Wing Tse                    Director
70 Pine Street
New York, New York 10270

Elizabeth M. Tuck                      Secretary - Corporate
70 Pine Street
New York, New York 10270

Gerald W. Wyndorf                      Director, Chief Executive Officer,
80 Pine Street                         President
New York, New York 10005

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated by reference to the Form 10-K, Exhibit 21 filed by American International Group (parent of registrant) for the year ended December 31, 2000.

Item 27. Number of Contractowners

Not applicable.

Item 28. Indemnification

Incorporated by reference to Principal Underwriter's Agreement between AIG Life Insurance Company and American International Fund Distributors, dated August 1, 1988, and filed electronically on October 27, 1998 as an exhibit to post-effective amendment no. 12 to the registration statement on Form N-4 (File No. 33-39171).

Item 29. Principal Underwriter

(a) AIG Equity Sales Corp., the principal underwriter for Variable Account A, also acts as the principal underwriter for other separate accounts of the Depositor, and for the separate accounts of AIG Life Insurance Company, an affiliated company.

(b) The following information is provided for each director and officer of the principal underwriter:

Name and Principal Business Address*   Positions and Offices with Underwriter
------------------------------------   --------------------------------------

Michele L. Abruzzo                     Director
Kevin Clowe                            Director
Ernest T. Patrikis                     Director
Walter R. Josiah                       Director and President
Ronald Alan Latz                       Director, Vice President and Financial
                                       Operations Principal
Jerome Thomas Muldowney                Director
Helen Stefanis                         Director
Martinnette J. Witrick                 Vice President and Compliance Officer
Kenneth F. Judkowitz                   Vice President
Elizabeth M. Tuck                      Secretary

*     Business address is 70 Pine Street, New York, New York 10270.

(c)                     Net
      Name of           Underwriting   Compensation
      Principal         Discounts and  on            Brokerage
      Underwriter       Commission     Redemption    Commissions  Compensation
      -----------       ----------     ----------    -----------  ------------

      AIG Equity            $0            $0               $0          $0
      Sales Corp.

Item 30. Location of Accounts and Records.

Kenneth F. Judkowitz, Vice President of American International Life Assurance Company of New York, whose address is 70 Pine Street, New York, New York 10270, maintains physical possession of the accounts, books, or documents of Variable Account A required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31. Management Services.

Not applicable.

Item 32. Undertakings

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a

      Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Registrant represents that in connection with 403(b) Plans, it is relying on the November 28, 1988 no-action letter issued by the SEC to the American Council of Life Insurance.

(e) Registrant represents that the fees and charges deducted under the contracts offered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the company.

                                   SIGNATURES

      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf, in the City of Wilmington, and State of Delaware on this 4th day of September, 2001.

                                    Variable Account A
                                    --------------------------------------------
                                         (Registrant)


                                    By:  American International Life
                                         Assurance Company of New York
                                    --------------------------------------------
                                         (Sponsor)


                                    By: /s/ Kenneth D. Walma
                                        ----------------------------------------
                                        Kenneth D. Walma,
                                        Vice President and General Counsel

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title                         Date
---------                     -----                         ----

Michele L. Abruzzo*           Senior Executive Vice         September 4, 2001
----------------------------  President, Director
Michele L. Abruzzo

Paul S. Bell*                 Chief Actuary, Senior         September 4, 2001
----------------------------  Vice President, Director
Paul S. Bell

Marion E. Fajen*              Director                      September 4, 2001
----------------------------
Marion E. Fajen

Patrick J. Foley*             Director                      September 4, 2001
----------------------------
Patrick J. Foley

Cecil C. Gamwell, III*        Director                      September 4, 2001
----------------------------
Cecil C. Gamwell, III

M.R. Greenberg*               Director                      September 4, 2001
----------------------------
M.R. Greenberg

Jack R. Harnes*               Director                      September 4, 2001
----------------------------
Jack R. Harnes

John Iniss Howell*            Director                      September 4, 2001
----------------------------
John Iniss Howell

Edward. E. Matthews*          Senior Vice President,        September 4, 2001
----------------------------  Director
Edward E. Matthews

Jerome T. Muldowney*          Senior Vice President,        September 4, 2001
----------------------------  Director
Jerome T. Muldowney

Robinson Kendall Nottingham*  Chairman of the Board         September 4, 2001
----------------------------  of Directors, Director
Robinson Kendall Nottingham

John Oehmke*                  Vice President, Chief         September 4, 2001
----------------------------  Financial Officer
John Oehmke

Nicholas A. O'Kulich*         Vice Chairman, Treasurer,     September 4, 2001
----------------------------  Director
Nicholas A. O'Kulich

Edmund Sze-Wing Tse*          Director                      September 4, 2001
----------------------------
Edmund Sze-Wing Tse

Elizabeth M. Tuck*            Secretary                     September 4, 2001
----------------------------
Elizabeth M. Tuck

Gerald W. Wyndorf*            Director                      September 4, 2001
----------------------------
Gerald W. Wyndorf

*By: /s/ Kenneth D. Walma
     -----------------------
     Kenneth D. Walma,
     Attorney in Fact

                                INDEX TO EXHIBITS

Exhibit

b(9)        Opinion and Consent of Counsel

b(10)(a)    Consent of Morgan, Lewis & Bockius LLP

b(10)(b)    Consent of Independent Accountants